   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 13, 1996

                                                      REGISTRATION NO. 333-05393
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                AMENDMENT NO. 2

                                       TO
                                    Form S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                      ------------------------------------

                        THE IMMUNE RESPONSE CORPORATION
             (Exact name of registrant as specified in its charter)

                    DELAWARE                                            33-0255679
(State or other jurisdiction of incorporation or             (IRS Employer Identification No.)
                   organization)

             5935 DARWIN COURT, CARLSBAD, CA 92008, (619) 431-7080
   Address, including zip code, and telephone number, including area code, of registrant's principal executive offices

                             DENNIS J. CARLO, PH.D.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        THE IMMUNE RESPONSE CORPORATION
                               5935 DARWIN COURT
                               CARLSBAD, CA 92008
                                 (619) 431-7080
Name, address, including zip code and telephone number, including area code, of agent for service

                      ------------------------------------

                                   Copies to:

           THOMAS E. SPARKS, JR., ESQ.                           JAMES C.T. LINFIELD, ESQ.
              JOHN L. DONAHUE, ESQ.                                ERIC J. LOUMEAU, ESQ.
             GEORGE A. GUCKER, ESQ.                       Cooley Godward Castro Huddleson & Tatum
          Pillsbury Madison & Sutro LLP                      2595 Canyon Boulevard, Suite 250
                  P.O. Box 7880                                      Boulder, CO 80302
             San Francisco, CA 94120

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                      ------------------------------------


The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter became effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
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

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                SUBJECT TO COMPLETION, DATED SEPTEMBER 13, 1996


PROSPECTUS

                                2,900,000 SHARES

                                      LOGO

                        THE IMMUNE RESPONSE CORPORATION
                                  COMMON STOCK


     All of the 2,900,000 shares of Common Stock offered hereby are being sold by The Immune Response Corporation ("Immune Response" or the "Company"). Bayer Corporation ("Bayer") may purchase $4,000,000 of the Common Stock offered hereby at the public offering price. Bayer is a party to a collaboration agreement with the Company. The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "IMNR." On September 12, 1996, the last reported sale price for the Common Stock was $8.75 per share. See "Price Range of Common Stock and Dividend Policy."


   THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
                              FACTORS" AT PAGE 6.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
       THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
         COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------
                                                   PRICE TO      UNDERWRITING      PROCEEDS TO
                                                    PUBLIC      DISCOUNT (1)(2)    COMPANY (3)
- -------------------------------------------------------------------------------------------------
Per Share....................................         $                $                $
- -------------------------------------------------------------------------------------------------
Total (4)....................................         $                $                $
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) The Underwriters will not receive any Underwriting Discount on any shares sold to Bayer.

(3) Before deducting estimated expenses payable by the Company estimated at $300,000.

(4) The Company has granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 435,000 additional shares of Common Stock on the same terms and conditions set forth herein solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to
    Company will be $          , $          and $          , respectively. See
    "Underwriting."

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, receipt and acceptance of such shares by them. The Underwriters reserve the right to reject any order in whole or in part. It is expected that the shares will be ready for delivery at the office of the agent of Hanifen,
Imhoff Inc. in New York, New York on or about           , 1996.

HANIFEN, IMHOFF INC.                                             CRUTTENDEN ROTH
                                                                   INCORPORATED

                The date of this Prospectus is           , 1996

                [FOUR GRAPHICS: SEE APPENDIX I FOR DESCRIPTION.]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS OR OTHER SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

     REMUNE(TM) and GENEDRUG(TM) are trademarks of the Company. This Prospectus also contains trademarks of other companies which are owned by the respective companies.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting." The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                                  THE COMPANY


     Immune Response is a biopharmaceutical company with proprietary technologies in four core areas: Human Immunodeficiency Virus ("HIV"), autoimmune disease, gene therapy and cancer. The Company is conducting clinical trials for potential immune-based therapies for HIV, psoriasis, rheumatoid arthritis, multiple sclerosis and colon cancer, and preclinical studies for brain and prostate cancers. The Company has potential gene therapies in preclinical studies for cardiovascular disease, hemophilia and hepatitis. The Company intends to retain ownership of its core technologies and to license selected applications.



     HIV. The Company's most advanced therapy under development, REMUNE, is based on an approach first proposed by the late Dr. Jonas Salk, a co-founder of the Company. REMUNE is an immune-based therapy intended to treat HIV-infected individuals and prevent or delay the progression to Acquired Immune Deficiency Syndrome ("AIDS"). REMUNE is designed to stimulate an HIV-infected individual's immune system to attack HIV and can be used alone or in combination with existing antiviral drug therapies for HIV. The Company believes that clinical trials conducted since 1987 have suggested that REMUNE is safe and well tolerated and may have a favorable impact on multiple markers of HIV disease progression including viral burden, CD4 cell count, HIV-specific cell-mediated immunity, antibody production and weight gain. In March 1996, the Company initiated a pivotal Phase III clinical trial for REMUNE which is designed to include up to 3,000 HIV-infected individuals at over 50 leading clinical centers throughout the United States. Subsequent to the start of the Phase III clinical trial, the United States Food and Drug Administration ("FDA") granted expanded access approval for those individuals who are ineligible to enroll in this trial. The Company expects to dedicate a substantial portion of its resources to the REMUNE program. See "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     The Company is also conducting trials in additional patient populations. In March 1996, the Company's licensee, Trinity Medical Group Co., Ltd. ("Trinity") of Bangkok, Thailand, initiated a Phase II clinical trial with REMUNE in Thailand. In May 1996, the Company initiated a Phase I clinical trial with the National Institutes of Health ("NIH") to treat HIV-infected children. See "Business -- REMUNE HIV Therapy."

     Autoimmune Disease. Immune Response is using its proprietary autoimmune disease technology to develop treatments for certain autoimmune diseases, particularly psoriasis, rheumatoid arthritis and multiple sclerosis. Currently approved therapies treat only the symptoms of these diseases. The Company's technology is designed to inhibit the destructive activity of the specific autoreactive T cells that the Company believes cause each disease by generating an immune response against the unique markers on the autoreactive T cells. The Company is currently conducting separate Phase II clinical trials for treatments for psoriasis and rheumatoid arthritis. Results from these trials are expected to be available by the end of 1996. In addition, the Company has completed a Phase I clinical trial for multiple sclerosis. See "Business -- Autoimmune Disease Technology."

     Gene Therapy. The Company's proprietary GeneDrug technology under development is designed to replace missing or defective genes to treat disease. This technology uses a unique system intended to deliver genes specifically to the liver after a single intravenous injection. In preclinical studies for cardiovascular disease, a potential GeneDrug product was successfully delivered to the liver which reduced the low density lipoprotein ("LDL"), the so-called "bad cholesterol," by 30%. In preclinical studies, a potential GeneDrug product was also successfully used for Factor VIII to produce therapeutic levels of this blood clotting factor for 60 days. If similar results can be obtained in humans, the Company believes that this therapy could provide significant advantages over the current treatments for hemophilia. Additionally, a potential GeneDrug for interferon-alpha ("IFN(LOGO)a") also has been used in preclinical studies to induce production of significant levels of IFN(LOGO)a within the liver as a potential treatment for hepatitis. See "Business -- Gene Therapy Technology."

     Cancer. The Company is also developing new therapies for the treatment of cancer. These technologies are designed (i) to increase immune system recognition of cancers, (ii) to inhibit cancer evasion of the immune system, and
(iii) to sensitize cancer to conventional therapies. The Company is conducting a Phase I clinical trial for colon cancer which is expected to be completed by the end of 1996, with data available in early 1997. Additional trials for colon, prostate and brain cancers are planned for 1997. See "Business -- Cancer Treatment Technology."


                              RECENT DEVELOPMENTS


     In July 1996, Immune Response entered into an agreement with Bayer Corporation ("Bayer"), the United States affiliate of Bayer AG of Leverkusen, Germany, to develop gene therapy products for the treatment of hemophilia A, a blood clotting disorder. Bayer is a market leader in the treatment of this hereditary blood coagulation disorder. Bayer made an initial license payment to Immune Response of $6 million upon signing this agreement. Bayer has also indicated that it may purchase $4 million of Immune Response Common Stock in this public offering. In addition, during the term of the agreement, the Company will receive research funding from Bayer for Immune Response's hemophilia A program and may receive milestone payments and royalties on future sales, if a product is developed and commercialized. In July 1996, the Company received $1 million as its first research payment under the agreement. Under the agreement, Bayer is responsible for all medical and regulatory activities associated with developing any potential hemophilia A products, and will also be responsible for commercial-scale manufacturing and commercialization of any such product developed. The agreement provides Bayer with a worldwide exclusive license to the Company's GeneDrug technology for the delivery of the Factor VIII gene and the option to enter into negotiations with the Company to use this technology to treat other blood coagulation disorders.


     In May 1996, a United States patent application was indicated allowable that expands the Company's technology for the targeted delivery of a soluble molecular complex to any receptor on any mammalian cell, in addition to liver cells. In addition, the soluble molecular complex is not limited to the delivery of DNA, but may include any polynucleotide, such as RNA, oligonucleotides or ribozymes.


     In April 1996, the Company received a $5 million equity investment from Trinity in exchange for shares of the Company's Common Stock at a price of $15 per share. Trinity has agreed to make additional equity investments of up to $10 million based on the achievement of certain regulatory and commercial milestones and governmental approvals. There can be no assurance that any such milestones or approvals will be achieved or obtained. In September 1995, Trinity licensed the rights to develop, market and distribute REMUNE in Thailand and certain other Southeast Asian countries.


     In March 1996, Immune Response obtained an exclusive license from the Sidney Kimmel Cancer Center for a potential cancer therapy that has indicated in a preclinical study that it may be useful in the treatment of brain tumors. The Company expects to begin a Phase I clinical trial for brain cancer with this potential therapy during 1997.

     The Company was incorporated in Delaware on October 1, 1986. The Company's executive offices are located at 5935 Darwin Court, Carlsbad, California 92008, and its telephone number is (619) 431-7080. The Company is not related to a company called "Immune Response, Inc." which, according to publicly available reports, is an Englewood, Colorado based company that "intends to perform research and provide testing facilities for disorders of the immune system" and has certain securities traded in the over-the-counter market.
                            ------------------------

     This Prospectus contains forward-looking statements. Such statements are subject to risks and uncertainties which could cause actual results to differ materially from those projected. Factors that could cause or contribute to such differences include those discussed under "Risk Factors," as well as those discussed elsewhere in this Prospectus.

                                  THE OFFERING


Common Stock offered by the Company..........     2,900,000 shares
Common Stock to be outstanding after              20,201,891 shares(1)
  offering...................................
Use of proceeds..............................     For clinical trials and research and
                                                  development of biopharmaceutical products and
                                                  general corporate purposes. See "Use of
                                                  Proceeds."
Nasdaq National Market Symbol................     IMNR


- ---------------


(1) Based on shares outstanding at June 30, 1996. Excludes 4,532,683 shares of Common Stock reserved but unissued under the Company's stock plans under which there were options to purchase an aggregate of 3,929,293 shares of Common Stock outstanding at June 30, 1996 (at a weighted average price of $4.38 per share). See "Capitalization" and Note 5 in Notes to Consolidated Financial Statements.


                            ------------------------

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                             SIX MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,              JUNE 30,
                                       ---------------------------------   ---------------------
                                         1993        1994        1995        1995        1996
                                       ---------   ---------   ---------   ---------   ---------
STATEMENT OF OPERATIONS DATA:
Revenues:
  Contract research revenue..........  $   4,768   $   6,035   $   1,561   $   1,477   $      --
  Licensed research revenue..........         --       1,000          --          --          --
                                       ----------  ----------  ----------  ----------  ----------
                                           4,768       7,035       1,561       1,477          --
Expenses:
  Research and development...........     11,854      13,511      19,489       8,527      12,769
  General and administrative.........      4,119       5,608       3,684       1,986       1,787
                                       ----------  ----------  ----------  ----------  ----------
                                          15,973      19,119      23,173      10,513      14,556
Other revenue and expense:
  Investment income..................      4,320       2,554       2,960       1,467       1,323
  Equity in operations of joint
     venture.........................     (8,853)     (7,869)     (1,284)     (1,284)         --
                                       ----------  ----------  ----------  ----------  ----------
                                          (4,533)     (5,315)      1,676         183       1,323
                                       ----------  ----------  ----------  ----------  ----------
Net loss.............................  $ (15,738)  $ (17,399)  $ (19,936)  $  (8,853)  $ (13,233)
                                       ==========  ==========  ==========  ==========  ==========
Net loss per share...................  $   (0.95)  $   (1.05)  $   (1.19)  $   (0.53)  $   (0.78)
                                       ==========  ==========  ==========  ==========  ==========
Weighted average number of shares
  outstanding........................  16,549,816  16,613,547  16,750,460  16,742,616  16,963,239



                                                                             JUNE 30, 1996
                                                                        ------------------------
                                                                        ACTUAL    AS ADJUSTED(1)
                                                                        -------   --------------
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...................    $37,316      $ 61,002
Working capital.....................................................     35,159        58,845
Total assets........................................................     42,898        66,584
Total stockholders' equity..........................................     40,124        63,810


- ---------------


(1) Adjusted to give effect to the receipt of the net proceeds from the sale of 2,900,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $8.75 per share. See "Use of Proceeds."

                                  RISK FACTORS

     The Common Stock offered hereby involves a high degree of risk. In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus.

     UNCERTAINTY OF PRODUCT DEVELOPMENT AND CLINICAL TESTING. The Company has not completed the development of any products and there can be no assurance any products will be successfully developed. The Company's potential HIV, autoimmune disease, gene therapy and cancer products currently under development will require significant additional research and development efforts and regulatory approvals prior to potential commercialization.

     The Company's potential HIV product, REMUNE, is in a Phase III clinical trial designed to provide evidence of efficacy based on clinical endpoints; however there can be no assurance that the results of such clinical trial will demonstrate that REMUNE is safe and efficacious or, that even if the results of the clinical trial are considered successful by the Company, that the FDA will not require the Company to conduct additional large scale clinical trials with REMUNE before the FDA will consider approving REMUNE for commercial sale. In addition, REMUNE is being tested in a Phase II clinical trial in Thailand and in a pediatric Phase I clinical trial in the United States. Failure of these trials to demonstrate the safety and effectiveness of REMUNE could have a material adverse effect on the regulatory approval process for this potential product. The Company's other potential products and technologies are at a much earlier stage of development than REMUNE. The Company's gene therapy technology and certain of its technologies for the treatment of cancer have not yet been tested in humans and there can be no assurance that human testing of potential products based on such technologies will be permitted by regulatory authorities or, that even if human testing is permitted, that products based on such technologies will be shown to be safe or efficacious. Potential products based on the Company's autoimmune technology and certain of its cancer technologies are at an early stage of clinical testing and there can be no assurance that such products will be shown to be safe or efficacious.

     There can be no assurance that the results of the Company's preclinical studies and clinical trials will be indicative of future clinical trial results. A commitment of substantial resources to conduct time-consuming research, preclinical studies and clinical trials will be required if the Company is to develop any products. Delays in planned patient enrollment in the Company's current clinical trials or future clinical trials may result in increased costs, program delays or both. There can be no assurance that any of the Company's potential products will prove to be safe and effective in clinical trials, that FDA or other regulatory approvals will be obtained or that such products will achieve market acceptance. Any products resulting from these programs are not expected to be successfully developed or commercially available for a number of years, if at all. See "Business -- REMUNE HIV Therapy," "-- Autoimmune Disease Technology," "-- Gene Therapy Technology," "-- Cancer Treatment Technology" and "-- Government Regulation."

     There can be no assurance that unacceptable toxicities or side effects will not occur at any time in the course of human clinical trials or, if any products are successfully developed and approved for marketing, during commercial use of the Company's products. The appearance of any such unacceptable toxicities or side effects could interrupt, limit, delay or abort the development of any of the Company's products or, if previously approved, necessitate their withdrawal from the market. Furthermore, there can be no assurance that disease resistance will not limit the efficacy of potential products.

     LENGTHY APPROVAL PROCESS AND UNCERTAINTY OF GOVERNMENT REGULATORY REQUIREMENTS. Clinical testing, manufacture, promotion and sale of the Company's drug products are subject to extensive regulation by numerous governmental authorities in the United States, principally the FDA, and corresponding state and foreign regulatory agencies. The Company believes that REMUNE and most of its other potential immune-based therapies will be regulated by the FDA as biological drug products under current regulations of the FDA. In general, the regulatory framework for biological drug products is more rigorous than that for nonbiological drug products. The Federal Food, Drug, and Cosmetic Act ("FDC Act"), the Public Health Service Act ("PHS Act") and other federal and state statutes and regulations govern or influence the testing, manufacture, safety, effectiveness, labeling, storage, recordkeeping, approval, advertising, distribution and promotion of biological prescription drug products. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, seizure of products, total or partial suspension of product marketing, failure of the government to grant premarket approval, withdrawal of marketing approvals and criminal prosecution.


     The regulatory process for new therapeutic drug products, including the required preclinical studies and clinical testing, is lengthy and expensive and there can be no assurance that necessary FDA clearances will be obtained in a timely manner, if at all. There can be no assurance as to the length of the clinical trial period or the number of patients the FDA will require to be enrolled in the clinical trials in order to establish the safety and efficacy of the Company's products. The Company may encounter significant delays or excessive costs in its efforts to secure necessary approvals, and regulatory requirements are evolving and uncertain. Future United States or foreign legislative or administrative acts could also prevent or delay regulatory approval of the Company's products. There can be no assurance that the Company will be able to obtain the necessary approvals for clinical trials, manufacturing or marketing of any of its products under development. Even if commercial regulatory approvals are obtained, they may include significant limitations on the indicated uses for which a product may be marketed. In addition, a marketed product is subject to continual FDA review. Later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market, as well as possible civil or criminal sanctions. Failure of the Company to obtain marketing approval for REMUNE or any of its other products under development on a timely basis, or FDA withdrawal of marketing approval once obtained, could have a material adverse effect on the Company's business, financial condition and results of operations.


     The steps required before a biological drug product may be marketed in the United States generally include preclinical studies and the filing of an investigational new drug ("IND") application with the FDA. Reports of results of preclinical studies and clinical trials for biological drug products are submitted to the FDA in the form of a product license application ("PLA") for approval for marketing and commercial shipment. Submission of a PLA does not assure FDA approval for marketing. The PLA review process may take a number of years to complete, although reviews of applications for treatments of AIDS, cancer and other life-threatening diseases may be accelerated or expedited. Failure of the Company to receive FDA marketing approval for REMUNE or any of its other products under development on a timely basis could have a material adverse effect on the Company's business, financial condition and results of operations. In addition to obtaining approval for each biological drug product, an establishment license application ("ELA") usually must be filed and approved by the FDA.


     Among the other requirements for ELA approval is the requirement that prospective manufacturers conform to the FDA's drug Good Manufacturing Practices ("GMP") requirements specifically for biological drugs, as well as for other drugs. In complying with the FDA's drug GMP requirements, manufacturers must continue to expend time, money and effort in production, recordkeeping and quality control to assure that the product meets applicable specifications and other requirements. Failure to comply with the FDA's drug GMP requirements subjects the manufacturer to possible FDA regulatory action. There can be no assurance that the Company or its contract manufacturers, if any, will be able to maintain compliance with the FDA's drug GMP requirements on a continuing basis. Failure to maintain such compliance could have a material adverse effect on the Company's business, financial condition and results of operations.


     Another requirement for many biological drug products is lot-by-lot release approval, which necessitates FDA approval of the release of each lot of a biologic drug before commercialization. The lot-to-lot release and ELA requirements may be applied to some or all of the Company's potential immune-based therapies. Recently, the FDA amended its regulations to permit certain biotechnology and synthetic biological drug products to be eligible for approval under a single biological product license that does not entail lot-to-lot release and establishment licensing requirements. The Company believes that its potential synthetic protein autoimmune disease products will be subject to these new regulations. There can be no assurance that REMUNE or any of the Company's other products will be eligible for approval under a single biological drug product license or otherwise be subject to less rigorous regulation than traditional biological products.

     The Company believes its proprietary GeneDrug and cancer treatment therapies will likely be regulated more like traditional biological products, subject to both PLA and ELA requirements. As with the Company's other potential products, the gene therapy and cancer products will be subject to extensive FDA regulation throughout the product development process, and there can be no assurance that any of these products will be successful at securing the requisite FDA marketing approval on a timely basis, if at all.

     A number of procedures are available to expedite approval or to allow expanded access to investigational drugs. Certain investigational drugs, including products for the treatment of AIDS, can be distributed outside of traditional IND requirements on a "treatment IND" basis. Generally, the FDA may permit an investigational drug, including an investigational biological drug, to be used under a "treatment IND" for patients outside of controlled clinical trials under certain conditions. Although the FDA has granted expanded access to REMUNE for those patients who are ineligible to enroll in the Phase III clinical trial, the FDA has to date not designated expanded access protocols for REMUNE as "treatment" protocols. Either expanded access or a treatment protocol designation might permit third party reimbursement of some of the costs associated with making REMUNE available to patients in such an expanded access context. There can be no assurance that the FDA will determine that REMUNE meets all of the FDA's criteria for use of an investigational drug for treatment use or that, even if the product is allowed for treatment use, that third party payers will provide reimbursement for any of the costs of treatment with REMUNE.

     The FDA also has issued regulations to accelerate the approval of or to expedite the review of new biological drug products for serious or life-threatening illnesses that provide meaningful therapeutic benefit to patients over existing treatments. Under the accelerated approval program, the FDA may grant marketing approval for a biological or nonbiological drug product earlier than would normally be the case. In addition to the accelerated approval process, the FDA has established procedures designed to expedite the development, evaluation and marketing of new therapies intended to treat persons with life-threatening and severely-debilitating illnesses, especially when no satisfactory alternative therapy exists. There can be no assurance that the FDA will consider REMUNE or any other of the Company's products under development to be an appropriate candidate for accelerated approval or expedited review.

     To market any drug products outside of the United States, the Company is also subject to numerous and varying foreign regulatory requirements, implemented by foreign health authorities, governing the design and conduct of human clinical trials and marketing approval. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process includes all of the risks associated with obtaining FDA approval set forth above, and approval by the FDA does not ensure approval by the health authorities of any other country. See
"Business -- Government Regulation."


     HISTORY OF OPERATING LOSSES. As of June 30, 1996, the Company had an accumulated deficit of $112.1 million. The Company has not generated revenues from the commercialization of any products and expects to incur substantial net operating losses over the next several years. There can be no assurance that the Company will be able to generate sufficient product revenue to become profitable at all or on a sustained basis. The Company expects to have quarter-to-quarter fluctuations in expenses, some of which could be significant, due to expanded research, development and clinical trial activities.


     ADDITIONAL FINANCING REQUIREMENTS AND ACCESS TO CAPITAL. The Company may need to raise additional funds to conduct research and development, preclinical studies and clinical trials necessary to bring its potential products to market and establish manufacturing and marketing capabilities. The Company anticipates that the REMUNE Phase III clinical trial costs will be approximately $10 million per year, with an additional $10 million cost per year for manufacturing, research and all other costs associated with the product for up to three years. The anticipated costs with respect to REMUNE will depend on many factors, including the successful enrollment of the Phase III clinical trial, the availability of third party reimbursement based on gaining "treatment" IND status for the expanded access protocols for REMUNE, the potential for accelerated approval and certain other factors which will influence the Company's determination of the appropriate continued investment of the Company's financial resources in this program. The Company's future capital requirements will depend on many factors, including continued scientific progress in its research and development programs, the scope and results of preclinical studies and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting and enforcing patent claims, competing technological and market developments, the cost of manufacturing scale-up, effective commercialization activities and arrangements and other factors not within the Company's control. The Company intends to seek additional funding through public or private financings, arrangements with corporate collaborations or other sources. Adequate funds may not be available when needed or on terms acceptable to the Company. Insufficient funds may require the Company to scale back or eliminate some or all of its research and development programs or license to third parties products or technologies that the Company would otherwise seek to develop itself. The Company anticipates that its existing resources, including proceeds of this offering and interest thereon, will enable the Company to maintain its current and planned operations through mid-1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     PATENTS AND PROPRIETARY TECHNOLOGY. The Company has filed, or participated as licensee, in the filing of a number of patent applications in the United States and many international countries. The Company files applications as appropriate for patents covering its products and processes. The Company has been issued patents, or has licensed patents, covering certain aspects of its proposed HIV, autoimmune disease, gene therapy and cancer technologies. The Company's success may depend in part on its ability to obtain patent protection for its products and processes. The Company is aware that a group working with Connective Therapeutics, Inc. has filed patent applications related to autoimmune disease research that covers technology similar to that used by the Company. There can be no assurance that the Company's patent applications will be issued as patents or that any of its issued patents, or any patent that may be issued in the future, will provide the Company with adequate protection for the covered products, processes or technology.

     The patent positions of biotechnology and pharmaceutical companies can be highly uncertain, and involve complex legal and factual questions. Therefore, the breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. The Company also relies upon unpatented trade secrets and know how, and no assurance can be given that others will not independently develop substantially equivalent trade secrets or know how. In addition, whether or not the Company's patents are issued, or issued with limited coverage, others may receive patents which contain claims applicable to the Company's product. There can be no assurance that any of the Company's patents, or any patents issued to the Company in the future, will afford meaningful protection against competitors. Defending any such patent could be costly to the Company, and there can be no assurance that the patent would be held valid by a court of competent jurisdiction.

     The Company also relies on protecting its proprietary technology in part through confidentiality agreements with its corporate collaborators, employees, consultants and certain contractors. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or independently discovered by its competitors.

     It is possible that the Company's products or processes will infringe, or will be found to infringe, patents not owned or controlled by the Company. If any relevant claims of third-party patents are upheld as valid and enforceable, the Company could be prevented from practicing the subject matter claimed in such patents, or would be required to obtain licenses or redesign its products or processes to avoid infringement. There can be no assurance that such licenses would be available at all or on terms commercially reasonable to the Company or that the Company could redesign its products or processes to avoid infringement. Litigation may be necessary to defend against claims of infringement, to enforce patents issued to the Company or to protect trade secrets. Such litigation could result in substantial costs and diversion of management efforts regardless of the results of such litigation and an adverse result could subject the Company to significant liabilities to third parties, require disputed rights to be licensed or require the Company to cease using such technology.

     TECHNOLOGICAL CHANGE AND COMPETITION. The biotechnology industry continues to undergo rapid change and competition is intense and is expected to increase. There can be no assurance that competitors have not or will not succeed in developing technologies and products that are more effective than any which have been or are being developed by the Company or which would render the Company's technology and products obsolete and noncompetitive. Many of the Company's competitors have substantially greater experience, financial and technical resources and production, marketing and development capabilities than the Company. Accordingly, certain of the Company's competitors may succeed in obtaining regulatory approval for products more rapidly or effectively than the Company. If the Company commences commercial sales of its products, it will also be competing with respect to manufacturing efficiency and sales and marketing capabilities, areas in which it currently has no experience.

     DEPENDENCE ON THIRD PARTIES. The Company's strategy for the research, development and commercialization of its products requires entering into various arrangements with corporate collaborators (such as the Company's agreement with Bayer), licensors, licensees and others, and the Company's commercial success is dependent upon these outside parties performing their respective contractual responsibilities. The amount and timing of resources such third parties will devote to these activities may not be within the control of the Company. There can be no assurance that such parties will perform their obligations as expected or that the Company will derive any revenue from such arrangements. Although the Company has collaborative agreements with several universities and research institutions, the Company's agreement with Bayer is the only collaborative agreement that will provide the Company with any contract revenues. There can be no assurance that these collaborations will result in the development of any commercial products. Immune Response intends to seek additional collaborative arrangements to develop and commercialize certain of its products. There can be no assurance that the Company will be able to negotiate collaborative arrangements on favorable terms, or at all, in the future, or that its current or future collaborative arrangements will be successful.


     LACK OF COMMERCIAL MANUFACTURING AND MARKETING EXPERIENCE. The Company has a manufacturing facility for REMUNE located in King of Prussia, Pennsylvania, and a pilot manufacturing facility in Carlsbad, California for its other products. The Company has not yet manufactured its product candidates in commercial quantities. No assurance can be given that the Company, on a timely basis, will be able to make the transition from manufacturing clinical trial quantities to commercial production quantities successfully or be able to arrange for contract manufacturing. The Company believes it will be able to manufacture REMUNE for initial commercialization, if the product obtains FDA approval, but it has not yet demonstrated the capability to manufacture REMUNE in commercial quantities, or its autoimmune disease, gene therapy and cancer treatments in large-scale clinical or commercial quantities. The Company has no experience in the sales, marketing and distribution of pharmaceutical products. There can be no assurance that the Company will be able to establish sales, marketing and distribution capabilities or make arrangements with its collaborators, licensees or others to perform such activities or that such efforts will be successful.



     The manufacture of the Company's products involves a number of steps and requires compliance with stringent quality control specifications imposed by the Company itself and by the FDA. Moreover, the Company's products can only be manufactured in a facility that has undergone a satisfactory inspection by the FDA. For these reasons, the Company would not be able quickly to replace its manufacturing capacity if it were unable to use its manufacturing facilities as a result of a fire, natural disaster (including an earthquake), equipment failure or other difficulty, or if such facilities are deemed not in compliance with the FDA's drug GMP requirements and the non-compliance could not be rapidly rectified. The Company's inability or reduced capacity to manufacture its products would have a material adverse effect on the Company's business and results of operations.



     The Company may enter into arrangements with contract manufacturing companies to expand its own production capacity in order to meet requirements for its products, or to attempt to improve manufacturing efficiency. If the Company chooses to contract for manufacturing services and encounters delays or difficulties in establishing relationships with manufacturers to produce, package and distribute its finished products, clinical trials, market introduction and subsequent sales of such products would be adversely affected. Further, contract manufacturers must also operate in compliance with the FDA's drug GMP requirements; failure to do so could result in, among other things, the disruption of product supplies. Until recently, biologic product licenses could not be held by any company unless it performed significant manufacturing operations. The FDA recently amended its regulations in this regard, and the Company believes that under these new regulations it can now hold licenses for its biological products without performing significant manufacturing steps.

Nonetheless, the Company's potential dependence upon third parties for the manufacture of its products may adversely affect the Company's profit margins and its ability to develop and deliver such products on a timely and competitive basis. See "Business -- Government Regulation."

     UNCERTAINTY OF PRODUCT PRICING, REIMBURSEMENT AND RELATED MATTERS. The Company's ability to earn sufficient returns on its products will depend in part on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, private health coverage insurers, managed care organizations and other organizations. Third party payors are increasingly challenging the price of medical products and services. If purchasers or users of the Company's products are not able to obtain adequate reimbursement for the cost of using such products, they may forego or reduce such use. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and there can be no assurance that adequate third party coverage will be available.


     PRODUCT LIABILITY EXPOSURE. The Company faces an inherent business risk of exposure to product liability and other claims in the event that the development or use of its technology or prospective products is alleged to have resulted in adverse effects. While the Company has taken, and will continue to take, what it believes are appropriate precautions, there can be no assurance that it will avoid significant liability exposure. Although the Company currently carries product liability insurance for clinical trials, there can be no assurance that the Company has sufficient coverage, or can obtain sufficient coverage, at a reasonable cost. An inability to obtain product liability insurance at acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products developed by the Company. A product liability claim could have a material adverse effect on the Company's business, financial condition and results of operations.


     HAZARDOUS MATERIALS; ENVIRONMENTAL MATTERS. Although the Company does not currently manufacture commercial quantities of its product candidates, it produces limited quantities of such products for its clinical trials. The Company's research and development processes involve the controlled storage, use and disposal of hazardous materials, biological hazardous materials and radioactive compounds. The Company is subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result, and any such liability could exceed the resources of the Company. There can be no assurance that the Company will not be required to incur significant costs to comply with current or future environmental laws and regulations nor that the operations, business or assets of the Company will not be materially or adversely affected by current or future environmental laws or regulations.

     VOLATILITY OF STOCK PRICE AND ABSENCE OF DIVIDENDS. The market price of Immune Response's Common Stock, like that of the common stock of many other biopharmaceutical companies in the development stages, has been and is likely to be highly volatile. Factors such as the results of preclinical studies and clinical trials by the Company, its collaborators or its competitors, other evidence of the safety or efficacy of products of the Company or its competitors, announcements of technological innovations or new products by the Company or its competitors, governmental regulatory actions, developments with the Company's collaborators, developments concerning patent or other proprietary rights of the Company or its competitors (including litigation), concern as to the safety of the Company's products, period-to-period fluctuations in the Company's operating results, changes in estimates of the Company's performance by securities analysts, market conditions for biopharmaceutical stocks in general and other factors not within the control of the Company could have a significant adverse impact on the market price of the Common Stock. The Company has never paid cash dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. See "Price Range of Common Stock and Dividend Policy."

     EFFECT OF CERTAIN ANTI-TAKEOVER PROVISIONS. The Company's Certificate of Incorporation and Bylaws include provisions that could discourage potential takeover attempts and make attempts by stockholders to change management more difficult. The approval of 66 2/3 percent of the Company's voting stock is required to approve certain transactions and to take certain stockholder actions, including the calling of special meetings of stockholders and the amendment of any of the anti-takeover provisions contained in the Company's Certificate of Incorporation. Further, pursuant to the terms of its stockholder rights plan, the Company has distributed a dividend of one right for each outstanding share of Common Stock. These rights will cause substantial dilution to the ownership of a person or group that attempts to acquire the Company on terms not approved by the Board of Directors and may have the effect of deterring hostile takeover attempts.

     DILUTION. Investors participating in this offering will incur immediate and substantial dilution. In addition, such investors will experience additional dilution on the exercise of outstanding stock options. See "Dilution."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 2,900,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $23,685,625 ($27,244,468 if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $8.75 per share and after deducting the estimated underwriting discount and expenses of this offering.


     The Company anticipates that the net proceeds of this offering will be used to fund the on-going Phase III clinical trial with REMUNE, the research and development of its gene therapy and cancer treatments, clinical trials for its rheumatoid arthritis, psoriasis, multiple sclerosis and colon cancer products, future clinical trials, the anticipated capital requirements needed to enhance manufacturing capacity and for other general corporate purposes. The amount and timing of these expenditures will depend on numerous factors, including the progress of the Company's research and development programs, the success of clinical trials, and the timing of any regulatory approval. Pending application of the funds to such uses, the net proceeds of this offering will be invested in interest-bearing, investment grade securities.

     The Company believes that its existing capital resources, together with the net proceeds from this offering, including investment income, will be sufficient to satisfy its current and projected funding requirements through mid-1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock is traded on the Nasdaq National Market ("NNM") under the symbol "IMNR." The following table sets forth the range of high and low sales prices for the Common Stock on the NNM for the periods indicated since January 1, 1994.


                                                                    HIGH     LOW
                                                                   ------   ------
                YEAR ENDED DECEMBER 31, 1994
                First Quarter....................................  $13.75   $10.00
                Second Quarter...................................   12.50     9.50
                Third Quarter....................................   10.25     6.88
                Fourth Quarter...................................    8.75     5.38
                YEAR ENDED DECEMBER 31, 1995
                First Quarter....................................  $ 8.00   $ 2.66
                Second Quarter...................................    6.75     2.69
                Third Quarter....................................    8.44     4.00
                Fourth Quarter...................................    7.63     3.63
                YEAR ENDED DECEMBER 31, 1996
                First Quarter....................................  $ 8.50   $ 4.75
                Second Quarter...................................   15.25     5.94
                Third Quarter (through September 12, 1996).......   11.38     7.13



     On September 12, 1996, the closing sale price of the Company's Common Stock as reported by the NNM was $8.75 per share. As of September 12, 1996, there were approximately 1,100 stockholders of record of the Common Stock.


     The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain its earnings, if any, for future growth and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION


     The following table sets forth, as of June 30, 1996, the actual capitalization of the Company and the capitalization of the Company, as adjusted to give effect to the sale by the Company of 2,900,000 shares of Common Stock offered hereby at an assumed public offering price of $8.75 per share, and the receipt of the estimated net proceeds therefrom. This table should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.



                                                                             JUNE 30, 1996
                                                                        ------------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                        ---------    -----------
                                                                             (IN THOUSANDS)
Stockholders' equity(1):
  Preferred stock, 5,000,000 shares authorized; none issued...........  $      --     $       --
  Common stock, $.0025 par value, 40,000,000 shares authorized,
     17,301,891 issued and outstanding and 20,201,891 issued and
     outstanding as adjusted(2).......................................         43             50
  Additional paid-in capital..........................................    152,280        175,959
  Unrealized (loss) on available-for-sale securities..................        (50)           (50)
  Accumulated deficit.................................................   (112,149)      (112,149)
                                                                        ---------      ---------
     Total stockholders' equity.......................................     40,124         63,810
                                                                        ---------      ---------
          Total capitalization........................................  $  40,124     $   63,810
                                                                        =========      =========


- ---------------

(1) The Company does not have any long-term debt. See Note 4 in Notes to Consolidated Financial Statements for information about the Company's commitments.


(2) Excludes 4,532,683 shares of Common Stock reserved but unissued under the Company's stock plans under which there were options to purchase an aggregate of 3,929,293 shares of Common Stock, at a weighted average price of $4.38 per share, outstanding at June 30, 1996. See Note 5 in Notes to Consolidated Financial Statements.

                                    DILUTION


     The net tangible book value of the Company's Common Stock as of June 30, 1996 was $40,123,682, or approximately $2.32 per share. Net tangible book value per share represents the amount of the Company's stockholders' equity less intangible assets divided by 17,301,891 shares of Common Stock outstanding as of June 30, 1996.



     Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the offering made hereby and the net tangible book value per share of Common Stock immediately after completion of this offering. After giving effect to the sale of 2,900,000 shares of Common Stock in this offering by the Company at an assumed public offering price of $8.75 and the receipt of the estimated net proceeds therefrom, the as adjusted net tangible book value of the Company as of June 30, 1996 would have been $63,809,307, or $3.16 per share. This represents an immediate increase in net tangible book value of $0.84 per share to existing stockholders and an immediate dilution in net tangible book value of $5.59 per share to purchasers of Common Stock in this offering, as illustrated in the following table.



        Assumed public offering price per share(1)....................           $8.75
          Net tangible book value per share at June 30, 1996..........  $2.32
          Increase per share attributable to new investors............   0.84
                                                                        ------
        As adjusted net tangible book value per share after this
          offering....................................................            3.16
                                                                                 ------
        Net tangible book value dilution per share to new investors...           $5.59
                                                                                 ======



     At June 30, 1996, there were options to purchase an aggregate of 3,929,293 shares of Common Stock, at a weighted average exercise price of $4.38 per share, outstanding under the Company's stock plans. The foregoing computations assume no exercise of these stock options. To the extent these options are exercised, there will be further dilution to new investors. See "Capitalization" and Note 5 in Notes to Consolidated Financial Statements.

- ---------------

(1) Before deduction of the estimated underwriting discount and offering expenses.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The selected financial data set forth below with respect to the Company's consolidated statements of operations for each of the three years in the period ended December 31, 1995, and with respect to the consolidated balance sheets at December 31, 1994 and 1995, are derived from consolidated financial statements that have been audited by Ernst & Young LLP, independent auditors, which are included elsewhere in this Prospectus and are qualified by reference to such financial statements. The statement of operations data for the years ended December 31, 1991 and 1992, and the balance sheet data at December 31, 1991, 1992 and 1993, are derived from audited consolidated financial statements not included in this Prospectus. The selected financial data set forth below as of June 30, 1996 and for the six months ended June 30, 1995 and 1996 are derived from unaudited consolidated financial statements of the Company which are included elsewhere in this Prospectus and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of the results of operations for such interim periods. Operating results for the six months ended June 30, 1996 are not necessarily indicative of results that may be expected for the entire year ending December 31, 1996. The data presented below should be read in conjunction with the consolidated financial statements, related notes, and other financial information included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                                                                     SIX MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                          JUNE 30,
                                       ---------------------------------------------------------   ---------------------
                                         1991        1992        1993        1994        1995        1995        1996
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Contract research revenue..........  $   4,253   $   4,035   $   4,768   $   6,035   $   1,561   $   1,477   $      --
  Licensed research revenue..........         --          --          --       1,000          --          --          --
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                           4,253       4,035       4,768       7,035       1,561       1,477          --
Expenses:
  Research and development...........      6,367       7,620      11,854      13,511      19,489       8,527      12,769
  General and administrative.........      2,360       3,578       4,119       5,608       3,684       1,986       1,787
  Acquired in-process research and
    development(1)...................         --      29,768          --          --          --          --          --
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                           8,727      40,966      15,973      19,119      23,173      10,513      14,556
Other revenue and expense:
  Investment income..................      3,732       7,021       4,320       2,554       2,960       1,467       1,323
  Equity in operations of joint
    venture..........................     (2,259)     (3,843)     (8,853)     (7,869)     (1,284)     (1,284)         --
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                           1,473       3,178      (4,533)     (5,315)      1,676         183       1,323
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net loss.............................  $  (3,001)  $ (33,753)  $ (15,738)  $ (17,399)  $ (19,936)  $  (8,853)  $ (13,233)
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net loss per share...................  $   (0.23)  $   (2.19)  $   (0.95)  $   (1.05)  $   (1.19)  $   (0.53)  $   (0.78)
                                       ==========  ==========  ==========  ==========  ==========  ==========  ==========
Weighted average number of shares
  outstanding........................  13,115,610  15,427,667  16,549,816  16,613,547  16,750,460  16,742,616  16,963,239



                                                              DECEMBER 31,
                                        ---------------------------------------------------------       JUNE 30,
                                          1991        1992        1993        1994        1995            1996
                                        ---------   ---------   ---------   ---------   ---------       --------
                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments.........................  $ 103,888   $  90,362   $  75,359   $  59,328   $  44,610       $ 37,316
Working capital.......................    104,391      91,004      75,691      59,226      43,586         35,159
Total assets..........................    109,713     103,128      86,680      68,483      50,429         42,898
Total stockholders' equity............    108,284     100,576      84,915      67,086      48,441         40,124


- ---------------

(1) Charge for acquired in-process research and development associated with the acquisition of the Company's gene therapy technology.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


     Immune Response is a biopharmaceutical company engaged in the development of proprietary products in the areas of HIV, autoimmune disease, gene therapy and cancer.


     This discussion contains forward-looking statements concerning the Company's operating results and timing of anticipated expenditures. Such statements are subject to risks and uncertainties which could cause actual results to differ materially from those projected. Factors that could cause or contribute to such differences include those discussed under "Risk Factors," as well as those discussed elsewhere in this Prospectus. The following should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.


     The Company has not been profitable since inception and had an accumulated deficit of $112.1 million as of June 30, 1996. To date, the Company has not recorded any revenues from the sale of products. Revenues recorded through June 30, 1996 were earned in connection with contract research, a licensing agreement, and investment income. The Company expects its operating losses to continue to increase during 1996 and beyond, as well as to have quarter-to-quarter expense fluctuations, some of which could be significant, due to expanded research, development and clinical trial activities.


RESULTS OF OPERATIONS


Six Months Ended June 30, 1995 and 1996



     Contract research revenue for the six months ended June 30, 1995 was $1.5 million. The Company had no contract research revenue during the six months ended June 30, 1996. Contract research revenue for the six months ended June 30, 1995 primarily included reimbursement for research and development and certain administrative expenses from the Company's former joint venture with Rhone-Poulenc Rorer Inc. ("Joint Venture"). In March 1995, the Company acquired Rhone-Poulenc Rorer's rights in the Joint Venture. From March 1995 through June 30, 1996, the Company had no agreements that resulted in significant contract revenue. The Company has not received any revenue from the commercial sale of products and does not expect to derive revenue from the sale of products for the next several years, if at all.



     Investment income decreased to $1.3 million for the six months ended June 30, 1996, from $1.5 million during the same period in 1995. This decrease was the result of the decrease in cash available for investment during the first half of 1996 compared to the first half of 1995.



     Research and development expenditures of $12.8 million during the first six months of 1996 exceeded such expenditures during the same period in 1995 of $8.5 million. This increase was due primarily to the expansion of clinical testing and regulatory management of REMUNE, expansion of the Company's autoimmune disease research programs, including Phase II clinical trials for a rheumatoid arthritis treatment and a psoriasis treatment, as well as increased staffing levels and purchases of laboratory materials and supplies related to the assumption of the manufacturing of REMUNE from the Joint Venture. In addition, research and development expenditures increased related to research using gene therapy and cancer treatments. Research and development expenses are expected to continue to rise in the foreseeable future due to expanding preclinical and clinical testing of the proposed autoimmune disease, gene therapy and cancer treatments. Research and development expenses are also expected to increase due to the Company beginning a large scale Phase III clinical trial with REMUNE in March 1996.



     General and administrative expenses for the first six months of 1996 declined to $1.8 million from $2.0 million for the same period in 1995. This decrease was due primarily to the additional costs incurred in 1995 related to the Company's acquisition of Rhone-Poulenc Rorer's interest in the Joint Venture. General and administrative expenses for the remainder of 1996 necessary to support the Company's expanded research and development activities are expected to remain consistent with the first half of 1996.

     For the six months ended June 30, 1996, the Company's net loss was $13.2 million, or $.78 per share, as compared to a net loss of $8.9 million, or $.53 per share, for the same period in 1995.


Years Ended December 31, 1993, 1994 and 1995

     Contract research revenues of $4.8 million in 1993, $6.0 million in 1994 and $1.6 million in 1995 were primarily derived from a research and development agreement with the Joint Venture. Revenues derived from this agreement included reimbursement for research and development costs and certain administrative expenses. The decrease in revenue received from the Joint Venture during 1995 was the result of the Joint Venture incurring costs for only two months in 1995.

     Investment income was $4.3 million in 1993, $2.6 million in 1994 and $3.0 million in 1995. The fluctuation in investment income over the past three years, despite the Company's cash position decreasing over that time period, was due to higher interest rates during 1995 compared to 1994.

     The Company's research and development expenses have increased substantially over the past three years from $11.9 million in 1993 to $13.5 million in 1994 and to $19.5 million in 1995. These increases were primarily due to the expansion of clinical testing and regulatory management of REMUNE, expansion of the Company's autoimmune disease research programs, including Phase II clinical trials with a rheumatoid arthritis treatment and a psoriasis treatment, as well as increased staffing levels and purchases of laboratory materials and supplies related to the assumption of the manufacturing of REMUNE from the Joint Venture. In addition, research and development expenditures have increased related to research using gene therapy and cancer treatments.

     The Company's costs incurred for the development of REMUNE during 1993, 1994 and 1995 were $4.5 million, $5.3 million and $11.3 million, respectively. Costs incurred for the development of potential products in the autoimmune disease program were $3.8 million, $3.7 million and $4.1 million for the years 1993, 1994 and 1995, respectively. The gene therapy program incurred costs in 1993, 1994 and 1995 of $3.5 million, $4.3 million and $3.7 million, respectively.

     General and administrative expenses were $4.1 million in 1993, $5.6 million in 1994 and $3.7 million in 1995. The decrease in general and administrative expenses from 1994 to 1995 is primarily attributable to the reduction in costs attributed to a subsidiary of the Company being relocated to California in the fourth quarter of 1994, as well as to the reduction of approximately $1.1 million of expenses that were incurred in 1994 related to an arbitration proceeding with Rhone-Poulenc Rorer related to the management of the research and development activities of the Joint Venture.

     The Company's allocable share of the Joint Venture's losses was $8.9 million in 1993, $7.9 million in 1994 and $1.3 million in 1995. The decrease in expenses from 1994 to 1995 was a result of the Joint Venture incurring costs for only two months in 1995. Since acquiring Rhone-Poulenc Rorer's interest in the Joint Venture in March 1995, the Company ceased receiving allocations of revenues and expenses from the Joint Venture.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its operations since inception principally through the sale of equity securities, contract research revenues from the Joint Venture and by leasing its office and research facilities and laboratory equipment. Due to the Company acquiring Rhone-Poulenc Rorer's interest in the Joint Venture in March 1995, the Company will receive no further revenue from the Joint Venture. In connection with acquiring Rhone-Poulenc Rorer's interest in the Joint Venture, the Company agreed to pay Rhone-Poulenc Rorer up to $3 million in royalties on future commercial sales of REMUNE, or upon certain transactions involving licensing rights for REMUNE to a future corporate partner. Rhone-Poulenc Rorer will provide no further funding for the development of REMUNE.


     As of June 30, 1996, the Company had working capital of $35.2 million, including $37.3 million of cash, cash equivalents and short-term investments. This compares with working capital at December 31, 1995 of

$43.6 million, including $44.6 million of cash, cash equivalents and short-term investments. The decrease in working capital was due to the costs of operating the business.


     In April 1996, the Company received $5 million from Trinity for the purchase of the Company's common stock at $15 per share. Trinity has also agreed to make additional equity investments of up to $10 million based on the achievement of certain regulatory and commercial milestones and governmental approvals. There can be no assurance that any such milestones or approvals will be achieved or obtained. In addition, during July 1996, the Company received a $6 million license fee and a $1 million research payment from Bayer. The Company will also receive funding from Bayer for the Company's hemophilia A research program. Regardless of whether such additional funds are received from Trinity, and despite the funding to be received from Bayer, the Company may need to raise additional funds for expanding research and development activities in gene therapy and cancer, conducting the Phase III clinical trial for REMUNE initiated in March 1996, and enhancing the manufacturing facility to enable production of commercial quantities of the Company's products. In particular, the Company anticipates that the Phase III REMUNE clinical trial costs will be approximately $10 million per year, with an additional $10 million cost per year for manufacturing, research and all other costs associated with the product for up to three years. The anticipated costs with respect to REMUNE will depend on many factors, including the successful enrollment of the Phase III clinical trial, the availability of third party reimbursement based on gaining "treatment" IND status for the expanded access protocols for REMUNE, the potential for accelerated approval and certain other factors which will influence the Company's determination of the appropriate continued investment of the Company's financial resources in this program. To obtain such funding, the Company may consider collaborative arrangements and public or private financings. There can be no assurance that such arrangements or funds will be available. The Company believes that its current capital resources, plus the proceeds of this offering, will meet its anticipated requirements through mid-1998.

                                    BUSINESS

     This Prospectus contains forward-looking statements. Such statements are subject to risks and uncertainties which could cause actual results to differ materially from those projected. Factors that could cause or contribute to such differences include those discussed under "Risk Factors," as well as those discussed elsewhere in this Prospectus.

GENERAL


     Immune Response is a biopharmaceutical company with proprietary technologies in four core areas: HIV, autoimmune disease, gene therapy and cancer. The Company is conducting clinical trials for potential immune-based therapies for HIV, psoriasis, rheumatoid arthritis, multiple sclerosis and colon cancer and preclinical studies for brain and prostate cancers. The Company has potential gene therapies in preclinical studies for cardiovascular disease, hemophilia and hepatitis. The Company intends to retain ownership of its core technologies and to license selected applications.


                        TREATMENTS UNDER DEVELOPMENT(1)

                                    [TABLE]

- ---------------

(1) The table is not intended to depict the relative lengths of time of any of the stages of drug discovery and preclinical and clinical development. The amount of time spent in any phase of development will vary substantially from product to product and there can be no assurance that any of the products will proceed beyond the phase depicted or will receive regulatory approval. See "Government Regulation."

REMUNE HIV THERAPY

     Background. The World Health Organization estimates there are approximately 20 million individuals, including 1.5 million children, around the world infected with HIV, which has been identified as the cause of AIDS. In the United States, the number of HIV-infected individuals is estimated at 1.5 million. The HIV epidemic represents a significant societal threat to both developed and developing nations since most of the HIV-infected individuals are expected to ultimately develop AIDS, creating a significant burden on healthcare systems and economies around the world.

     Shortly after an individual is infected with HIV, the virus multiplies rapidly and can be detected in the blood. The immune system responds by producing an antibody and cellular immune response capable of attacking HIV. While this and other responses are usually sufficient to temporarily arrest progress of the infection and reduce levels of virus in the blood, the virus continues to replicate and slowly destroy the immune system by infecting and killing critical T cells, known as CD4 cells, which are needed to maintain the immune system. As the infection progresses, the immune system control of HIV levels weakens, the level of virus in the blood rises and the level of CD4 cells declines to a fraction of normal levels. These events are followed by progression of the disease and the collapse of the immune system, leaving the body susceptible to fatal infections and cancers. AIDS represents the "end stage" of the HIV infection, and is characterized by pneumonia and other infectious diseases of the pulmonary system, central nervous system, gastrointestinal tract and skin, as well as cancers such as Kaposi's sarcoma and lymphoma.

     Product Description. The Company's most advanced therapy in clinical trials, REMUNE, is based upon an approach first suggested by the late Dr. Jonas Salk, a co-founder of the Company. REMUNE is composed of inactivated HIV, depleted of its outer coat (envelope, gp120) ("envelope"), and emulsified in Incomplete Freund's Adjuvant ("IFA"), an agent which elicits a more potent immune response by more effectively presenting the inactivated virus to the immune system. REMUNE is manufactured by first culturing HIV-infected human T cells. The virus is then purified from this cell culture and inactivated using two separate procedures. The virus is first inactivated with betapropiolactone, a chemical agent commonly used for viral inactivation, and then physically inactivated with irradiation. Each of these procedures alone is capable of inactivating HIV. During processing and purification, the outer envelope protein of the virus, known as gp120, is depleted from the inactivated HIV. The final envelope-depleted HIV is emulsified in IFA and is filled in syringes for intramuscular administration. When introduced into HIV-infected individuals, REMUNE stimulates an immune system response, which the Company believes may provide a safe, effective and long-lasting benefit to these individuals.

     The Company believes that REMUNE has certain potential advantages relative to other HIV therapies approved or in development. In particular, antiviral therapies (reverse transcriptase inhibitors including AZT, ddI, d4T, ddC and 3TC; and protease inhibitors including Saquinavir, Ritonavir and Indinovir) have been associated with significant toxicity and viral resistance. There are many HIV-infected individuals in the United States currently not using antiviral therapies, often due to the side effects associated with these therapies. The Company believes REMUNE may be an appropriate treatment for HIV-infected individuals to take alone or in combination with other treatments.

     Human Clinical Trials. The Company has completed several Phase I and Phase II clinical trials of REMUNE involving over 280 HIV-infected individuals. The Company believes these clinical trials have suggested no significant toxicity or serious side effects associated with the product, as well as suggested the ability of REMUNE to enhance an immune system response against HIV.

     In an open-label Phase I clinical trial, which began in 1987, 25 HIV-positive individuals were treated with REMUNE. Of those individuals, 12 developed an HIV-specific immune response (as measured by a skin test), of whom 11 have not experienced significant progression of the disease. One individual subsequently developed a secondary infection and died. By contrast, of the 13 individuals who did not develop an HIV-specific immune response, nine progressed to AIDS and seven have died. This data suggests that REMUNE stimulates an immune response in some HIV-infected individuals and the Company believes that there is a correlation between such immune response and stabilization of an individual's health. The long-term follow-up results from this clinical trial were published in the Journal of Acquired Immune Deficiency Syndromes and Human Retrovirology in April 1996.

     Two Phase II clinical trials of REMUNE were conducted to assess the ability of this therapy to stimulate immune system responses against HIV, to evaluate the effect of REMUNE on early markets of progression in asymptomatic HIV-infected individuals and to monitor safety. A double-blind, placebo-controlled Phase II dose-ranging clinical trial involving 60 asymptomatic HIV-infected individuals was conducted to determine the ability of REMUNE administered at various doses to enhance responses to HIV proteins. A second double-blind, placebo-controlled Phase II clinical trial of REMUNE was also conducted on 103 HIV-infected individuals to evaluate the effect of the therapy on the level of virus in the blood and other potential surrogate markers for disease progression. The Company believes the results of these clinical trials suggest that REMUNE is safe and well tolerated and may have a favorable impact on multiple markers of HIV disease progression including viral burden, CD4 cell count, HIV-specific cell-mediated immunity, antibody production and weight gain. The results of these clinical trials were published in the British scientific journal AIDS in October 1994 and The Journal of Infectious Diseases in June 1994.

     The definitive clinical benefit of these effects is unknown and will be evaluated in a Phase III clinical trial in up to 3,000 individuals that began in March 1996. This trial is designed to determine whether treatment with REMUNE can delay the onset of AIDS in HIV-infected individuals. While this Phase III clinical trial is designed to provide evidence of the effectiveness of REMUNE based on clinical endpoints, there can be no assurance that the trial will successfully do so. The mechanism by which HIV affects the immune system is particularly complex and presents many challenges to successful treatment of the viral infection.


     To support the Phase III clinical trial, the Company has established relationships with leading academic and clinical institutions in an attempt to place control of the design, statistical results, data and laboratory results in the hands of third parties. Over 50 clinical sites have been selected and invited to participate in the trial. Physicians from the University of California-San Francisco, The Johns Hopkins University, Brown University and Cornell University have assisted in the design of this trial and will participate in managing the trial as Principal Investigators. The statistical plans for the trial and future data analyses will be conducted by biostatisticians at Harvard University. Data management and analysis of patient samples for this trial will be conducted by Quintiles, Inc., while an independent data monitoring board of clinicians and statisticians will review the data during the interim and final analyses. The Phase III clinical trial protocol and implementation plan have been developed with HIV scientific leaders and HIV community advocates. This trial design has been reviewed by an FDA Advisory Committee, and the trial has been designated by the FDA as a pivotal Phase III clinical trial. Subsequent to the start of the Phase III clinical trial, the FDA granted expanded access to REMUNE. Expanded access is a procedure whereby patients who are ineligible to enroll in the Phase III clinical trial are provided treatment under a separate clinical trial protocol. Under this protocol those additional patients eligible to receive REMUNE will be monitored primarily for safety. The FDA has to date not designated expanded access protocols for REMUNE as "treatments" protocols. Either expanded access or a treatment protocol designation might permit third party reimbursement of some of the costs associated with making REMUNE available to patients in an expanded access context. The Company expects to dedicate a substantial portion of its resources to the REMUNE program. See "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     In May 1996, the Company, in conjunction with the NIH, initiated a Phase I clinical trial in HIV-infected children. This pediatric clinical trial is being funded principally by the NIH, and is designed to investigate the safety of REMUNE, as well as its ability to elicit an HIV-specific immune response in this patient population. This pediatric clinical trial will involve up to 32 HIV-infected children, all of whom will receive REMUNE.

     In September 1995, the Company signed an agreement with Trinity to license the rights to develop, market and distribute REMUNE in Thailand and certain other Southeast Asian countries. This agreement allows Trinity to conduct clinical trials using REMUNE in up to 10,000 HIV-infected individuals in Thailand. The clinical program sponsored and funded by Trinity is designed to complement the Company's clinical trials in the United States. The Phase II clinical trial, which began in March 1996 and involves up to 300 HIV-infected individuals, is designed to evaluate whether REMUNE is safe, elicits an immune response and has a favorable impact on CD4 cell counts. Other clinical trials of HIV-infected individuals in Thailand may include a 2,000-person clinical endpoint trial to seek to determine the effectiveness of REMUNE in delaying the progression of HIV infection to AIDS, and an open-label safety trial involving up to 7,700 individuals. Clinical trials conducted in Thailand will be monitored by an independent clinical research organization, and conducted under the guidelines of the Thailand Ministry of Public Health.


     On April 30, 1996, the Company received a $5 million equity investment from Trinity in exchange for 333,334 shares of common stock of the Company priced at $15 per share. In addition to funding development costs of REMUNE in Thailand, Trinity has agreed to make additional equity investments of up to $10 million in the Company based on the achievement of certain regulatory and commercial milestones and governmental approvals. There can be no assurance, though, that any further milestones or approvals will be achieved or obtained.


     Patents. In 1993, the Company received a United States patent relating to REMUNE. The Company has also received similar patents in Australia, certain European countries, Japan and Russia. The Company has additional patent applications relating to REMUNE on file in the United States, as well as in other countries. The patent applications cover, in part, certain products and methods of their use for the immunotherapeutic treatment of HIV-infected patients and/or preventive treatment of uninfected individuals. There can be no assurance that any additional HIV-related patents will be issued to the Company. Further, there can be no assurance that the issued patents, or any patent that may be issued in the future, will survive opposition or provide meaningful proprietary protection.

     Manufacturing. The Company subleases a 51,000 square foot facility in King of Prussia, Pennsylvania to manufacture REMUNE for clinical trials and, if the product is approved by the FDA, initial commercial production. The Company assumed full operating control of this facility in March 1995, and obtained release of the first clinical materials from this facility in June 1995 for the continued treatment of participants in prior clinical trials. In February 1996, the Company received clearance from the FDA to release the product for use in clinical trials. The Company believes the facility is capable of supplying clinical trial quantities and, if approved for commercial distribution, initial commercial quantities of REMUNE. The Company relies on a third party for the final inactivation step of the manufacturing process. If the proposed manufacturing operations prove inadequate, there can be no assurance that any arrangement with a third party can be established on a timely basis, or that the Company can establish other manufacturing capacity on a timely basis. The Company believes that the raw materials necessary to produce REMUNE are readily available from various sources.

     Competition. Competition among companies developing treatments for HIV infection is intense and is expected to increase. In general, this competition falls into three categories: antiviral drug therapies, prophylactic therapies to prevent or treat infections associated with AIDS and immune-based therapies intended to enhance general immune responses or specific responses against HIV. These three approaches to the treatment of HIV infection may be complementary and synergistic. The Company's Phase III clinical trial will allow the combined use of REMUNE with anti-viral drug therapies.

     The first category of competition includes five FDA approved reverse transcriptase inhibitors and three FDA approved protease inhibitors manufactured by major pharmaceutical companies. These products have been shown to be effective at reducing the blood levels of virus, but are often associated with significant toxicity and induction of viral resistance. The second category includes a number of antibacterial and antifungal agents used in the treatment of HIV-infected individuals in the later stages of the disease. The third category, immune-based therapies, includes other agents intended to stimulate the immune system against HIV, such as the envelope or core protein therapeutic vaccines, and more general immune stimulants such as interleukin-2 ("IL-2") and other cytokines.

     Many of the Company's competitors have substantially greater experience, financial and technical resources and production, marketing and development capabilities than the Company. There can be no assurance that competitors have not or will not succeed in developing technologies and products more quickly or that are more effective than any which have been or are being developed by the Company or which would render the Company's technology and products obsolete and noncompetitive.

AUTOIMMUNE DISEASE TECHNOLOGY

     Background. While the normal immune system is closely regulated, aberrations in immune response are not uncommon. In some instances, an individual's immune system functions inappropriately and reacts to a component of the individual's body as if the component were foreign. Such a response results in an autoimmune disease, in which the immune system attacks the individual's own tissue. In certain major autoimmune diseases, "autoreactive" T cells are believed responsible for the attack and destruction of the individual's own tissue. Current treatments for these diseases address only symptoms while the diseases continue to progress, often resulting in severe debilitation or death.

     Technology. The Company's proprietary autoimmune treatments are designed to inhibit the autoreactive T cells that the Company believes cause the tissue damage in certain autoimmune diseases. The goal of the Company's autoimmune disease therapies is to induce specific immune responses via unique markers on the T cell receptors present on autoreactive T cells. The immune response generated will recognize the unique markers and inhibit the autoreactive T cells. The Company's technical strategy is to isolate autoreactive T cells, identify their unique T cell receptors and synthesize immunotherapeutics based on peptides (amino acid sequences) located within these receptors. The Company is pursuing this innovative approach for the treatment of rheumatoid arthritis, psoriasis and multiple sclerosis. In preclinical studies published in the journal Science in November 1989, Immune Response demonstrated that vaccination with synthetic peptides containing a portion of the autoreactive T cell receptor can be used to successfully prevent an autoimmune disease in a preclinical model.

     The Company believes that its approach to the treatment of autoimmune disease may provide several advantages over existing therapies and competing approaches based on immune system regulation. In preclinical studies, immune-based therapies using T cell receptor peptides have demonstrated lack of toxicity and specific impact on the disease-causing cells. These results, combined with the ease of administration through periodic intramuscular injection and the potential for a long-lasting response of an active immune-based therapy, may provide a favorable profile supporting the use of the Company's rheumatoid arthritis, psoriasis and multiple sclerosis therapies if successfully developed and approved by the FDA.

     Rheumatoid Arthritis Therapy. Rheumatoid arthritis, a chronic inflammatory disease is characterized by persistent inflammation of the lining of the joints accompanied by stiffness and pain or tenderness on motion. It is estimated that approximately four million individuals in the United States, and 53 million worldwide, suffer from rheumatoid arthritis. Currently available therapies for rheumatoid arthritis generally have adverse side effects and address only the symptoms of the disease. By contrast, the Company's rheumatoid arthritis therapy is intended to target and inhibit the specific T cells thought to be involved in the disease process. The Company believes this inhibition may reduce the series of inflammatory events that occur as the disease progresses.

     The Company's rheumatoid arthritis immune-based therapy under development is based on a combination of three peptides from the V(LOGO)b3, V(LOGO)b14 and V(LOGO)b17 T cell receptors emulsified in IFA. The Company published, in the Proceedings of the National Academy of Sciences in December 1991, the discovery of these specific T cell populations that the Company believes may cause rheumatoid arthritis. The treatment being developed by the Company is designed to stimulate the immune system of a rheumatoid arthritis patient to control these T cells. The Company believes that eliminating or inhibiting these T cells may prevent further damage to the tissue of joints. Several scientific publications since 1991 by research groups independent of the Company have confirmed the involvement of one or more of these T cell populations in rheumatoid arthritis.

     Since 1992, the Company has conducted three Phase I clinical trials using single T cell receptor peptides. These trials involved a total of 45 patients and provided preliminary evidence that this therapeutic approach is safe and well tolerated by rheumatoid arthritis patients and that the therapy may stimulate the immune system to recognize key portions of the T cell receptors. Based upon the results of the Phase I clinical trials, the Company applied for and received permission from the FDA to begin a Phase II clinical trial using a combination of peptides. In August 1995, the Company initiated a Phase II clinical trial to evaluate the safety and the ability of its rheumatoid arthritis treatment to elicit an immune response. This trial involves over 90 rheumatoid arthritis patients and is designed to determine the ability of the rheumatoid arthritis therapy to stimulate responses against the targeted T cells and to determine an optimal dose of the therapy. Results from this trial are expected by the end of 1996.

     Psoriasis Therapy. Psoriasis is a chronic and recurrent proliferative disease of the skin characterized by irritating and sometimes painful, defined red patches covered with silvery-white scales. It afflicts approxi-mately five million individuals in the United States. A distinguishing feature of the disease is the rapid sloughing of skin layers. While normal skin cells mature in 28 to 30 days, skin cells of psoriasis patients move to the surface of the skin in approximately four days. Current treatments, which range from topical ointments to phototherapy, address the symptoms of psoriasis rather than the cause of the disease. By contrast, the Company's psoriasis therapy is intended to target and inhibit the immune system cells that may be involved in the initiation of the disease process.

     The Company's immune-based therapy under development for psoriasis is based on a combination of two peptides from the V[Greek Beta symbol]3 and V[Greek Beta symbol]13.1 T cell receptors emulsified in IFA. The Company published, in the Proceedings of the National Academy of Sciences in 1994, the discovery of these two T cell populations, which the Company believes initiate the events that lead to the irritating and sometimes painful lesions found on the skin of psoriasis sufferers. The treatment being developed by the Company is designed to stimulate the immune system of a psoriasis patient to control these T cells. The Company believes that eliminating or inhibiting these T cells may alleviate the effects of this disease.

     The safety of the Company's T cell receptor therapy approach has been tested since 1992 in 55 patients treated in the Phase I rheumatoid arthritis and multiple sclerosis clinical trials. After reviewing the results from these Phase I clinical trials, the FDA allowed the Company to proceed directly into a Phase II clinical trial with its combination peptide psoriasis therapy. In September 1995, the Company initiated a Phase II clinical trial to evaluate the safety and the ability of its psoriasis treatment to elicit an immune response. The ongoing Phase II clinical trial involves over 90 psoriasis patients and is designed to determine the ability of the psoriasis therapy to stimulate responses against the targeted T cells and to determine an optimal dose of the therapy. Results from this trial are expected by the end of 1996.

     Multiple Sclerosis Therapy. Multiple sclerosis afflicts approximately 250,000 individuals in the United States and more than 1.1 million individuals worldwide. Multiple sclerosis is a chronic disease of the central nervous system and one of the most common causes of chronic neurologic disability in young adults. The disease is characterized by weakness or paralysis in the limbs, vertigo and incontinence. In acute stages, muscular wasting, progressive visual failure, epilepsy and aphasia are common. The chronic progressive form of the disease usually leads to a complete loss of the ability to walk within two years of onset and total disability after eight to ten years.

     The Company's immune-based therapy under development for multiple sclerosis also uses peptides from amino acid sequences found on T cells, emulsified in IFA. The T cells from individuals afflicted with multiple sclerosis were found in the cerebrospinal fluid of individuals afflicted with multiple sclerosis. The Company believes that these specific T cells initiate the events that lead to the debilitating and often fatal results. The treatment being developed by the Company is designed to stimulate the immune system of a multiple sclerosis patient to control these T cells. The Company believes that eliminating or inhibiting these T cells may alleviate the effects of this disease.

     In January 1995, in collaboration with the Sidney Kimmel Cancer Center ("SKCC"), the Company completed a Phase I clinical trial in multiple sclerosis patients, which provided evidence that this therapy is safe and well tolerated and that it may stimulate the immune system to recognize key portions of the T cell receptors.

     Patents. During January 1994, the European Patent Office granted the Company a patent covering vaccination and methods against diseases resulting from pathogenic responses by specific T cell populations. In May 1994, the Australian Industrial Property Organisation accepted a similar application of the Company. These patents include composition and method claims for the prevention or treatment of certain autoimmune diseases, such as rheumatoid arthritis, psoriasis and multiple sclerosis. The Company also has additional patent applications relating to its autoimmune technology on file in the United States and other countries, including members of the European Patent Convention and Japan. These patent applications cover certain compositions and methods relating to the use of T cell receptor peptide sequences to vaccinate against autoreactive T cells involved in autoimmune disease. There can be no assurance that any further autoimmune disease patents will be issued to the Company or that any issued patents, or any patent that may be issued in the future, will survive opposition or provide meaningful proprietary protection. The Company is aware that a group working with Connective Therapeutics, Inc. has filed patent applications related to autoimmune disease research which covers technology similar to that used by the Company.

     Manufacturing. The Company has established a pilot manufacturing facility at its headquarters in Carlsbad, California for the production of these therapies. The Company believes this facility will be adequate to supply clinical trial quantities of all its autoimmune disease therapies, but that additional manufacturing capacity will be needed for commercial scale production, if approved for commercial sale. For the manufacture of the autoimmune disease therapies, the Company obtains synthetic peptides from third party manufacturers. The Company believes that the synthetic peptides and other materials necessary to produce the autoimmune disease therapies are readily available from various sources and several suppliers may be capable of supplying the autoimmune disease therapies in both clinical and commercial quantities.

     Competition. Several emerging technologies related to immune system regulation, if successfully developed, could compete with the Company's autoimmune disease treatments. The Company believes that its principal competition in the autoimmune disease area will come from companies conducting research in the areas of T cell receptors, interaction between T cells and the target antigen and tissue, specific targeting of activated T cell populations, and mechanisms of tolerance including oral tolerance approaches. Scientific reports on T cell receptor research have also discussed approaches similar to that of the Company. The Company is aware that a group working with Connective Therapeutics, Inc. is researching and developing autoimmune disease treatments through an approach substantially similar to the Company's approach. This effort, if successful, could compete with the Company in the development and marketing of autoimmune disease treatments.

     Many of the Company's competitors have substantially greater experience, financial and technical resources and production, marketing and development capabilities than the Company. There can be no assurance that competitors have not or will not succeed in developing technologies and products more quickly or that are more effective than any which have been or are being developed by the Company or which would render the Company's technology and products obsolete and noncompetitive.

GENE THERAPY TECHNOLOGY

     Technology. The Company's proprietary GeneDrug products under development are based on a patented delivery technology, licensed from The University of Connecticut Research Foundation ("University of Connecticut"), for intravenous injection and targeting of genes or drugs directly to liver cells. In May 1996, a United States patent application was indicated allowable that expands the Company's technology for the targeted delivery of a soluble molecular complex to any receptor on any mammalian cell, in addition to liver cells. Also, the soluble molecular complex is not limited to the delivery of DNA, but may include any polynucleotide, such as RNA, oligonucleotides or ribozymes. The Company believes this technology may have several advantages over current therapies including:

     - Targeted delivery: The Company is developing technology designed to deliver therapeutic genes and other compounds rapidly and specifically to the liver. Liver hepatocytes provide an effective target for many liver-related diseases.

     - Versatility: This delivery system utilizes a universal targeting agent capable of delivering genes for intracellular, cell surface and secreted proteins. Different diseases can be addressed by simply changing the gene of interest.

     - Safety: The Company's technology does not use viruses as delivery agents, and is therefore designed to avoid unwanted immune responses or potentially cancer causing genetic changes. This may provide a significant safety advantage over many gene therapy systems under development which use disabled viruses to carry the gene to the cell nucleus.

     - Commercial potential: Each gene therapy product under development by the Company is intended to be prepared and distributed like a traditional injectable pharmaceutical. These therapies would not require patient-specific processing of cells outside the body such as those which may be required in certain other gene therapy systems under development.

     The Company's intravenous injection gene delivery system is a formulated cassette-system consisting of a targeting protein and a linker protein to which the gene is attached for delivery of the gene directly to the liver cells. The Company's current GeneDrug focus is on the treatment of cardiovascular disease (atherosclerosis), hemophilia and chronic hepatitis.

     Cholesterol-Lowering Agents for Atherosclerosis. Studies indicate that seven million people in the United States are afflicted with some form of coronary heart disease. Cardiovascular diseases account for more than half of all deaths in the United States, and are also the leading cause of death in Europe and Japan. There are two primary types of cholesterol. The first being high-density lipoprotein ("HDL"), often referred to as the "good cholesterol." The second type of cholesterol is low-density lipoprotein ("LDL"), often referred to as the "bad cholesterol." It is generally recommended that individuals with coronary heart disease lower their LDL levels and raise their HDL levels.

     The Company is developing several GeneDrugs designed to help manage cholesterol levels in individuals at high risk of developing coronary heart disease. The leading product candidate is a targeted gene complex incorporating the gene which codes for the production of the LDL receptor protein. This protein is expressed on the surface of liver cells and regulates removal of LDL from the blood. Increased levels of the LDL receptor protein on liver cells has been shown to increase the rate of removal of LDL from the bloodstream and thus lower serum LDL cholesterol levels.

     The Company has completed initial preclinical studies demonstrating a 30% reduction in serum LDL cholesterol levels in rats after delivery of the LDL receptor protein through the Company's proprietary GeneDrug system. The levels of LDL remained below the baseline levels for more than 20 days following administration. If similar effects can be obtained in human clinical trials with a safe and well tolerated therapy, the Company believes that such a therapy may provide an effective treatment to lower cholesterol in this patient population.

     The Company is preparing for preclinical toxicology and other studies intended to support an IND application filing in 1997 for an LDL cholesterol-lowering agent based on the targeted delivery of the LDL receptor gene. This targeted gene therapy product is being developed initially as a treatment for patients with elevated cholesterol levels due to genetic deficiency of the LDL receptor gene and may be applicable to broad populations of individuals with elevated cholesterol levels. The Company is also in active research on other potential targets for lowering LDL cholesterol or raising HDL cholesterol.

     Hemophilia Therapy. Hemophilia A, a hereditary blood clotting disorder, results from the dysfunction or absence of the Factor VIII protein. Approximately one of every 5,000 live male births in the United States result in a child afflicted with hemophilia A. Treatment for hemophilia A currently consists of administering the missing Factor VIII protein, either purified from blood or produced through recombinant DNA technology. Factor VIII therapy is normally used to treat acute bleeding episodes when they occur. Maintaining therapeutic blood concentrations of Factor VIII should prevent bleeding episodes and other complications of hemophilia, but current replacement Factor VIII therapies are prohibitively expensive for daily infusion.

     The Company's GeneDrug technology system is designed to produce therapeutic concentrations of Factor VIII by delivering the gene that produces this protein. Once delivered to the liver cells, the Factor VIII gene may express the desired protein and secrete this protein into the bloodstream on a continuous basis for several weeks. If successful, this product would eliminate the regular bleeding episodes associated with hemophilia by allowing the patient to receive periodic injections in order to keep Factor VIII at therapeutic levels.

     In July 1996, Immune Response entered into an agreement with Bayer, the United States affiliate of Bayer AG of Leverkusen, Germany, to develop gene therapy products for the treatment of hemophilia A, a blood clotting disorder. Bayer is a market leader in the treatment of this hereditary blood coagulation disorder. Bayer made an initial license payment to Immune Response of $6 million upon signing this agreement. Bayer has also indicated that it may purchase $4 million of Immune Response Common Stock in this public offering. In addition, during the term of the agreement, the Company will receive research funding from Bayer for

Immune Response's hemophilia A program and may receive milestone payments and royalties on future sales, if a product is developed and commercialized. In July 1996, the Company received $1 million as its first research payment under the agreement. Under the agreement, Bayer is responsible for all medical and regulatory activities associated with developing any potential hemophilia A products, and will also be responsible for commercial-scale manufacturing and commercialization of any such product developed. The agreement provides Bayer with a worldwide exclusive license to the Company's GeneDrug technology for the delivery of the Factor VIII gene and the option to enter into negotiations with the Company to use this technology to treat other blood coagulation disorders.


     Hepatitis Therapy. Hepatitis B is a chronic viral infection of the liver. As many as 300 million individuals are infected with hepatitis B virus ("HBV") worldwide and in the United States there are approximately 300,000 new cases of HBV infection each year.

     Hepatitis C virus ("HCV") was recently identified as the major cause of non-A/non-B hepatitis, of which there are at least 75,000 new cases in the United States each year. Chronic hepatitis C results in a significant number of cases of liver injury and cirrhosis, and is strongly linked to a high risk of liver cancer.


     Recombinant IFN(alpha)a is currently approved for treatment of both HBV and HCV infection. A preclinical study evaluating delivery of the IFN(alpha)a gene has demonstrated successful expression of IFN(alpha)a protein in liver cells in vitro and in mice in vivo for up to six weeks. The Company believes that its GeneDrug system can significantly enhance interferon therapy by achieving continuous, low-level expression and secretion of the protein specifically in liver cells. This form of interferon treatment would concentrate the protein at the site of hepatitis infection, potentially enhancing the efficacy of the treatment and reducing side effects normally observed with systemic introduction and distribution of interferon. In addition, expression of the delivered IFN(alpha)a gene in liver cells for several weeks to months would significantly reduce the frequency of treatments required compared to repeated systemic administration. In addition, treatment regimens using higher doses and lasting for six to 18 months are now being proposed to increase the effectiveness of interferon treatment and substantially increase the cost of treatment.



     The Company is conducting preclinical studies to determine the toxicity and potential efficacy of targeted interferon alpha gene delivery. If these studies are successful, the Company may file an IND application in 1997 for a hepatitis clinical trial.


     Patents. In November 1992, the Company obtained the exclusive license to a U.S. patent, received by the University of Connecticut, covering the Company's core gene delivery system technology, including methods and compositions for delivering DNA to the liver via receptors on the surface of liver cells. In addition, during 1995 and 1996, one additional Australian patent issued and four patent applications were allowed in the United States, Europe and Australia, all of which are exclusively licensed by the Company. If patents from these applications are issued, the Company's patent protection for its core technology in the United States may be extended to include the delivery of any polynucleotide to any mammalian cell via any internalizing cell surface receptor. Thus, the Company's protection in the United States would no longer be limited to just liver cells. In Europe and Australia, the Company would have patent protection for the targeted delivery of genes encoding immunogenic proteins to any cell type for the purpose of eliciting an immune response. The Company also exclusively licenses an Australian patent covering targeted delivery of viruses or cells for selective internalization by liver cells.

     The Company is presently seeking to obtain licenses from several different third parties which are required to practice the Company's gene targeting technology using certain patented genes. There can be no assurance that the Company will be able to obtain such licenses on commercially favorable terms, if at all, and if these licenses are not obtained, the Company might be prevented from using certain of its technologies. The Company's failure to obtain a license required to continue practicing its own technologies would have a material adverse effect on the Company.

     There can be no assurance that any additional gene therapy patents will be issued to the Company. Further, there can no assurance that the issued patents, or any patent that may be issued in the future, will survive opposition or provide meaningful proprietary protection.

     Competition. The Company believes that competition in the treatment of the diseases targeted by its gene therapy program will be of two types: chronic treatment with pharmaceutical products; and other gene therapy systems under development for insertion of the correct gene. There currently exist a number of approved therapies for treatment of hemophilia, hepatitis B and C, and atherosclerosis. Both purified and recombinant forms of Factor VIII have been approved by the FDA for treatment of hemophilia and are effective to stop bleeding episodes and to prevent bleeding if provided on a regular basis to maintain serum concentrations. Interferon alpha-2b is currently approved for treatment of both chronic hepatitis B and C. Other interferons available in the United States for unlabeled use in treatment of viral hepatitis are interferon alpha-2a and interferon alpha-n3. In addition to interferons, a variety of nucleoside analogs have been tested for treatment of chronic hepatitis B, including 3TC. There are also approved therapies that reduce serum LDL for the treatment of atherosclerosis.

     Several major pharmaceutical companies are investigating gene therapy treatments for the delivery of proteins to treat these diseases. If these prove effective, they may compete with the Company's gene delivery therapies. Many of the Company's competitors have substantially greater experience, financial and technical resources and production, marketing and development capabilities than the Company. There can be no assurance that competitors have not or will not succeed in developing technologies and products more quickly or that are more effective than any which have been or are being developed by the Company or which would render the Company's technology and products obsolete and noncompetitive.


CANCER TREATMENT TECHNOLOGY


     Background. Cancer is characterized by the uncontrolled growth of abnormal cells that spread from the anatomic site of origin. This growth, if uncontrolled, invades vital organs and may result in death. However, many cancers can be cured if they are detected early and treated promptly; others can be controlled for many years with a variety of treatment approaches. Cancer is most often treated by surgery, radiation, chemotherapy, hormones and more recently, immunotherapy.

     Technology. Immune Response is utilizing distinct proprietary technologies for the development of more effective cancer therapies. The Company initially intends to focus on treatments for colon, brain and prostate cancers. Each of the technologies being developed uses a combination of advanced gene therapy techniques with vaccine technology to enable the immune system to recognize and control tumor growth.

     -  Technologies to increase immune system recognition of cancers

         The first technology is designed to treat cancer patients with irradiated tumor cells in combination with fibroblasts genetically modified to produce cytokines such as IL-2. The genetic modification results in immune stimulating cytokines being present to help the patient's immune system to recognize and clear tumor cells. This technology is currently in a Phase I clinical trial for colon cancer.

         The second technology utilizes the body's most immunologically powerful antigen-presenting cell, the dendritic cell, exposed to antigens isolated from B cell lymphoma to stimulate the immune response system to recognize and reject lymphoma cells.

     -  Technology to inhibit cancer evasion of the immune system

         This technology is designed to prevent the cytokine known as transforming growth factor beta ("TGF-(LOGO)b") from helping tumor cells evade detection. TGF-(LOGO)b is overproduced in many cancer cells and is believed to subvert the immune response to tumor cells by making them essentially invisible to the immune system. The technology being developed is designed to introduce a gene into tumor cells to inhibit the production of TGF-(LOGO)b. A Phase I clinical trial for brain cancer, using this technology, is being planned for 1997.

     -  Technology to sensitize cancer to conventional therapies

         This technology is designed to make tumor cells more susceptible to chemotherapy or radiation treatment. Tumor cells are genetically modified to produce the cytokine interleukin-3 ("IL-3") which results in tumor cells becoming more sensitive to radiation treatment. A preclinical study of this technology conducted in mice indicated that treatment with IL-3 expressing tumor cells sensitized tumors to radiation. In this study, all 10 of the treated mice demonstrated tumor regression, while the control mice did not show any improvement. A similar genetic modification using IL-2 has been observed in the Phase I clinical trial for colon cancer that renders tumor cells more sensitive to chemotherapy in colon cancer.


     Colon Cancer. It is estimated that nearly 140,000 individuals in the United States developed colon cancer in 1995 and an estimated 55,000 deaths were attributable to colon cancer in the United States in 1995.


     The Company's therapy under development is comprised of irradiated fibroblasts from a skin biopsy, genetically modified to produce IL-2, combined with irradiated tumor cells excised from the patient. In preclinical studies, immunization with a preparation of the modified fibroblasts and tumors prevented tumor growth in six out of eight treated mice. The tumors in all of the control mice continued to grow.


     In June 1995, the Company, in conjunction with SKCC, initiated a Phase I clinical trial of this potential therapy in colon cancer patients that have failed conventional therapy. The Phase I clinical trial in up to 12 patients involves the preparation of a custom therapy for each patient. Results from this trial are expected during early 1997. The Company is developing therapies that would alleviate the need for isolating fibroblasts and tumor cells from each patient resulting in a potential universal product. Success in this development program may lead to the application of this technology to other solid tumors.

     Brain Cancer. Brain tumors are responsible for significant morbidity and mortality in both pediatric and adult populations. The most common type of brain cancer is glioma, a tumor that arises in the supportive tissue of the brain. Glioma tumor cells are known to overproduce the cytokine TGF-(LOGO)b, which can suppress the activity of the immune system cells that are needed to destroy tumors, and it is believed to be one of the mechanisms by which tumor cells evade immune system recognition.


     The initial therapy under development by the Company is intended to consist of an individual's glioma cells genetically modified to inhibit TGF-(LOGO)b production and then injected directly under the patient's skin to stimulate an anti-tumor immune response. In preclinical studies published in the April 1996 edition of the Proceedings of the National Academy of Sciences, this technology indicated that tumor cells modified to prevent production of TGF-(LOGO)b may be used to stimulate immune system responses against the tumor in rats. All 11 of the rats treated in this study showed complete tumor regression and survived, while all of the untreated rats died. A Phase I clinical trial using this technology is being planned for 1997.



     Recurrent Prostate Cancer. Prostate cancer is the second leading cause of cancer death among men. According to the American Cancer Society, in 1996 approximately 317,000 American men will be diagnosed with prostate cancer and an estimated 40,000 are expected to die of the disease. According to recent articles, recurrent disease will occur in up to 40% of patients who undergo radical prostatectomy or radiation therapy.



     The therapy under development by the Company will combine both the TGF-SS antisense technology and the IL-2 secreting fibroblast approach which are described above. Prostate cancer cell lines will be utilized in the vaccine, rather than tumor cells from each individual patient, since the majority of these patients will not have a resectable tumor at the time of recurrent disease. The Company is planning a Phase I clinical trial in 1997 using this therapy.



     B Cell Lymphoma. B cell lymphoma is a cancer of the lymph glands caused by uncontrolled growth of the B cells that produce the body's disease-fighting antibodies, and is usually fatal. Non-Hodgkin's lymphomas currently afflict roughly 225,000 Americans, with over 50,000 diagnoses expected in 1996. Low grade and follicular lymphomas comprise about 65% of the total lymphoma prevalence in the United States and, to date, are incurable.


     The treatment under development utilizes antigen-presenting, dendritic cells to stimulate responses to tumor antigens. The dendritic cells are exposed to the tumor antigen in vitro and then reintroduced in vivo to stimulate anti-tumor immunity. Preclinical studies published in 1994 in the European Journal of Immunology demonstrated eight out of 10 of the treated rats survived for one year post treatment, whereas the 10 control rats died. In the January 1996 edition of Nature Medicine, an independent group of scientists at Stanford University published results of a Phase I clinical trial using this technology to treat patients for B cell lymphoma. In this clinical trial, one of the four patients had complete tumor regression, one remained free of the disease, one registered partial regression, and one demonstrated no significant change. All four patients had an anti-tumor immune response. The Company is currently evaluating appropriate strategies for future development of this technology.

     Patents. Technology to genetically modify fibroblasts with cytokine genes or genes to inhibit TGF-(LOGO)b production has been exclusively licensed to the Company from SKCC. The technology to use cytokine modified fibroblasts to increase sensitivity to chemotherapy was jointly developed by SKCC and the Company, and the Company retains exclusive rights to develop this technology. Technology to use IL-3 for radiation sensitization has been licensed from UCLA. SKCC and UCLA have applied for patent protection in the United States and Europe related to the technologies licensed exclusively to the Company. Immune Response has received a patent in Europe, which is being opposed, and an application has been accepted in Australia related to the B cell lymphoma technology exclusively licensed from the University of Brussels. There can be no assurance that the issued patents, or any patent that may be issued in the future, will survive opposition or provide meaningful proprietary protection.

     Competition. New cancer therapies are being developed by numerous individual investigators and companies. Some of these approaches involve modification of tumor cells with a variety of cytokines, which approaches may prove competitive with the technologies being developed by the Company. Activated Cell Therapy is developing cancer therapies with technology similar to that licensed by the Company from the University of Brussels.

     Many of the Company's competitors have substantially greater experience, financial and technical resources and production, marketing and development capabilities than the Company. There can be no assurance that competitors have not or will not succeed in developing technologies and products more quickly or that are more effective than any which have been or are being developed by the Company or which would render the Company's technology and products obsolete and noncompetitive.

GOVERNMENT REGULATION

     Clinical testing, manufacture, promotion and sale of the Company's drug products are subject to extensive regulation by numerous governmental authorities in the United States, principally the FDA, and corresponding state and foreign regulatory agencies. The Company believes that REMUNE and most of its other potential immune-based therapies will be regulated by the FDA as biological drug products under current regulations of the FDA. In general, the regulatory framework for biological drug products is more rigorous than that for nonbiological drug products. Under the FDC Act and the PHS Act, biological drug products must be shown to be safe, pure, potent and effective. The FDC Act, the PHS Act and other federal and state statutes and regulations govern or influence the testing, manufacture, safety, effectiveness, labeling, storage, recordkeeping, approval, advertising, distribution and promotion of biological prescription drug products. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, seizure of products, total or partial suspension of product marketing, failure of the government to grant premarket approval, withdrawal of marketing approvals and criminal prosecution.

     The steps required before a biological drug product may be marketed in the United States generally include preclinical studies and the filing of an IND application with the FDA, which must become effective pursuant to FDA regulations before human clinical trials may commence. Reports of results of preclinical studies and clinical trials for biological drug products are submitted to the FDA in the form of a PLA for approval for marketing and commercial shipment. Submission of a PLA does not assure FDA approval for marketing. The PLA review process may take a number of years to complete, although reviews of applications for treatments of AIDS, cancer and other life-threatening diseases may be accelerated or expedited. Failure of the Company to receive FDA marketing approval for REMUNE or any of its other products under development on a timely basis could have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition to obtaining approval for each biological drug product, an ELA usually must be filed and approved by the FDA. Until recently, unless a company performed significant manufacturing operations, it could not hold a biologics license that would entitle the company to legally market the manufactured product. The FDA's regulations, and policy statements regarding such manufacturing constraints, for biological products recently have been changed. The Company believes that under these new regulations it will be able to hold licenses for its biological drug products even if it does not perform significant manufacturing operations. Thus, the Company believes that it will be able to utilize contract manufacturers to make its products without sacrificing any opportunity to be the legal entity entitled to market the biological drug products.

     Among the other requirements for ELA approval is the requirement that prospective manufacturers conform to the GMP regulations specifically for biological drugs, as well as for other drugs. In complying with the GMP regulations, manufacturers must continue to expend time, money and effort in production, recordkeeping and quality control to assure that the product meets applicable specifications and other requirements. The FDA periodically inspects biological drug product manufacturing facilities in order to assure compliance with applicable GMP requirements. Failure to comply with the GMP regulations subjects the manufacturer to possible FDA regulatory action, such as the suspension of manufacturing, product recall or seizure, injunction and criminal prosecution. There can be no assurance that the Company or its contract manufacturers, if any, will be able to maintain compliance with the GMP regulations on a continuing basis. Failure to maintain such compliance could have a material adverse effect on the Company's business, financial condition and results of operations.

     Another requirement for many biological drug products is lot-by-lot release approval, which necessitates FDA approval of the release of each lot of a biologic drug before commercialization. The lot-to-lot release and ELA requirements may be applied to some or all of the Company's potential immune-based therapies. Recently, the FDA amended its regulations to permit certain biotechnology and synthetic biological drug products to be eligible for approval under a single biological product license that does not entail lot-to-lot release and establishment licensing requirements. The Company believes that its potential synthetic protein autoimmune disease products will be subject to those new regulations, because they apply, in relevant part, to therapeutic synthetic protein products composed of 40 or fewer amino acids. The synthetic protein products are composed of 40 or fewer amino acids and are for therapeutic, not prophylactic use. Although such protein products are intended to affect the immune system of the body, such as many vaccines, usually are intended for prophylactic use in healthy individuals to prevent the occurrence of a disease, the Company's synthetic peptides will instead be used therapeutically in persons affected with a disease. If the synthetic peptides are subject to the new regulations, the issuance of a single biologics license and the lack of lot-by-lot release requirements, however, will not necessarily reduce all of the other regulatory requirements placed upon the Company to assure and maintain FDA marketing clearances for its autoimmune products. Moreover, there can be no assurance that REMUNE or any of the Company's other products will be eligible for approval under a single biological drug product license or otherwise be subject to less rigorous regulation than traditional biological products.

     The Company believes its proprietary GeneDrug and cancer treatment therapies will likely be regulated more like traditional biological products, subject to both PLA and ELA requirements. This is because the Company's gene products are subject to the FDA's Human Somatic Cell Therapy Products and Gene Therapy Products Notice that the FDA issued in 1993 (the "1993 Notice"). The 1993 Notice defines gene therapy products as biological products subject to biological licensure requirements. In addition, the 1993 Notice covers many ancillary products used as part of the manufacturing process for gene therapy products. The FDA states that such ancillary products may be subject to medical device requirements or to new drug application or PLA requirements. No assurance exists that the Company or its suppliers can meet all the requirements of the 1993 Notice covering gene therapy products. As with the Company's other potential products, the gene therapy products will be subject to extensive FDA regulation throughout the product development process, and there can be no assurance that any of these products will be successful at securing the requisite FDA marketing approval on a timely basis, if at all.

     The preclinical and clinical testing process to obtain FDA approval of a biological drug is expensive and time consuming. Preclinical studies are conducted in animals usually to evaluate the potential safety of a product. The results of preclinical studies are submitted to the FDA as part of the IND application, which must become effective pursuant to FDA regulations before human clinical trials may begin. Human clinical trials typically are conducted in three phases and are subject to detailed protocols. Each protocol indicating how the clinical trial will be conducted must usually be submitted for review to the FDA as part of the IND application. The FDA's review of a trial protocol does not necessarily mean that, if the trial is completed, it will constitute proof of safety or efficacy (including potency). Further, each clinical trial must be conducted under the auspices of an independent Institutional Review Board ("IRB") established pursuant to FDA regulations. The IRB considers, among other things, ethical concerns, informed consent requirements and the possible liability of the institution conducting the trials. The FDA or IRB may require changes in a protocol both prior to and after the commencement of a clinical trial. There is no assurance that the IRB or FDA will permit a trial to go forward or, once started, to be completed.

     The three phases of clinical trials are generally conducted sequentially, but they may overlap. In Phase I, the initial introduction of the drug into humans, the drug is tested for safety, side effects, dosage tolerance, metabolism and clinical pharmacology. Phase I testing for an indication typically takes at least one year to complete. Phase II involves controlled tests in a large but still limited patient population to determine the efficacy of the drug for specific indications, to determine optimal dosage and to identify possible side effects and safety risks. Phase II trials for an indication typically take at least from one and one-half to two and one-half years to complete. If preliminary evidence suggesting effectiveness has been obtained during Phase II evaluations, expanded Phase III trials are undertaken to gather the additional information about safety and effectiveness that is needed to evaluate the overall benefit-risk relationship of the product and to provide an adequate basis for physician labeling. Phase III trials for an indication generally take at least two and one-half to five years to complete. There can be no assurance that Phase I, Phase II or Phase III testing will be completed successfully within any specified time period, if at all, with respect to any of the Company's products that have not completed any such testing. Nor can there be any assurance that completion of clinical testing will result in FDA approval. Furthermore, the FDA may suspend clinical trials at any time if the patients are believed to be exposed to a significant health risk.

     A number of procedures are available to expedite approval or to allow expanded access to investigational drugs. Certain investigational drugs, including products for the treatment of AIDS, can be distributed outside of traditional IND requirements on a "treatment" basis. Generally, the FDA may permit an investigational drug, including an investigational biological drug, to be used for "treatment" of patients outside of controlled clinical trials, if:
(1) the drug is intended to treat a serious or immediately life-threatening disease; (2) there is no comparable or satisfactory alternative drug or other therapy available to treat that stage of the disease in the intended patient population; (3) the drug is under investigation in a controlled clinical trial, or all clinical trials have been completed; and (4) the sponsor of the controlled clinical trial is actively pursuing marketing approval of the investigational drug with due diligence. Although the FDA has granted expanded access to REMUNE for those patients who are ineligible to enroll in the Phase III clinical trial, the FDA has to date not designated expanded access protocols for REMUNE as "treatment" protocols. Either expanded access or a treatment protocol designation might permit third party reimbursement of some of the costs associated with making REMUNE available to patients in such an expanded access context. There can be no assurance that the FDA will determine that REMUNE meets all of the FDA's criteria for use of an investigational drug for treatment use or that, even if the product is allowed for treatment use, that third party payers will provide reimbursement for any of the costs of REMUNE treatment.

     The FDA also has issued regulations to accelerate the approval of or to expedite the review of new biological drug products for serious or life-threatening illnesses that provide meaningful therapeutic benefit to patients over existing treatments (e.g., the ability to treat patients unresponsive to, or intolerant of, available therapy, or improved patient response over available therapy). Under the accelerated approval program, the FDA may grant marketing approval for a biological or nonbiological drug product earlier than would normally be the case, based on an effect on a surrogate endpoint or a clinical endpoint other than survival. Under the program, the sponsor must agree to conduct postmarketing studies to verify and describe the clinical benefits of the product. In addition to the accelerated approval process, the FDA has established procedures designed to expedite the development, evaluation and marketing of new therapies intended to treat persons with life-threatening and severely-debilitating illnesses, especially when no satisfactory alternative therapy exists. The term "life-threatening" is defined by the FDA to mean: (1) disease or conditions where the likelihood of death is high unless the course of the disease is interrupted and (2) diseases or conditions with potentially fatal outcomes, where the endpoint of clinical trial analysis is survival. "Severely debilitating" is defined by the FDA to mean diseases or conditions that cause major irreversible morbidity. As a condition of approval, the FDA may require the sponsor to conduct certain postmarketing studies to delineate additional information about the drug's risks, benefits and optimal use. There can be no assurance that the FDA will consider REMUNE, or any other of the Company's products under development, to be an appropriate candidate for accelerated approval or expedited review.

     The Company also is subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other present and potential future federal, state or local regulations. Regulations concerning biotechnology may affect the Company's research and development programs. Furthermore, existing or additional government regulations may be applied that could prevent or delay regulatory approval of the Company's products, or affect the pricing or distribution of such products.

     The Company also is subject to foreign regulatory requirements governing human clinical trials and pharmaceutical sales that vary widely from country to country. Whether or not FDA approval has been obtained, approval of a product by comparable regulatory authorities of foreign countries must be obtained prior to marketing the product in those countries. The approval process may be more or less rigorous from country to country and the time required may be longer or shorter than that required in the United States. The Company may seek to use foreign marketing partners to assist in obtaining foreign regulatory approval for REMUNE and other products.

EMPLOYEES


     As of June 30, 1996, the Company had 142 full-time employees, of whom 36 hold Ph.D. or other advanced degrees. Of these employees, 116 are engaged in, or directly support, research and development. A significant number of the Company's management and professional employees have had prior experience with pharmaceutical and biotechnology companies. None of the Company's employees is covered by a collective bargaining agreement.


PROPERTIES

     The Company leases a 50,000 square foot laboratory and headquarters facility located in Carlsbad, California. Under the terms of the lease, which expires on December 31, 2000, and has two five-year options to extend, current monthly rental on the facility is approximately $59,000.


     The Company subleases a 51,000 square foot manufacturing facility located in King of Prussia, Pennsylvania. Under the terms of the sublease which expires on September 30, 1997, the monthly rental on the facility is $25,400. The Company has an option to extend the sublease for up to nine years, in three-year increments.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The executive officers and directors of the Company are as follows:


                 NAME               AGE                          POSITION
    ------------------------------  ---     --------------------------------------------------
    James B. Glavin(1)............  61      Chairman of the Board of Directors
    Dennis J. Carlo(1)(3).........  52      Chief Executive Officer, President and Director
    Paula B. Atkins...............  43      Vice President, Administration
    Steven W. Brostoff............  54      Vice President, Research and Development and
                                              Chief Scientific Officer
    Charles J. Cashion............  45      Vice President, Finance; Chief Financial Officer,
                                              Treasurer and Secretary
    Fred C. Jensen................  70      Vice President, Virology
    Steven P. Richieri............  42      Senior Vice President, Operations
    Kevin B. Kimberlin(2)(4)......  43      Director
    Gilbert S. Omenn(5)...........  55      Director
    Melvin Perelman...............  65      Director
    John Simon(1)(4)..............  53      Director
    William M. Sullivan(2)(5).....  61      Director
    Philip M. Young(1)(4)(5)......  56      Director


- ---------------

(1) Member of Executive Committee of the Board of Directors
(2) Member of Stock Option and Compensation Committee of the Board of Directors
(3) Member of Employee Stock Option Committee of the Board of Directors
(4) Member of Audit Committee of the Board of Directors
(5) Member of Nominating Committee of the Board of Directors

     James B. Glavin, a co-founder of the Company, has been a Director since 1987 and has been Chairman of the Board of Directors of the Company since May 1993, and was Chief Executive Officer from April 1987 to September 1994, President from October 1987 to September 1994 and Treasurer of the Company from April 1987 to May 1991. Mr. Glavin was a general partner at Cable & Howse Ventures, Inc., a venture capital firm, from August 1985 to April 1987. Mr. Glavin was Chairman of the Board of Directors of Smith Laboratories, Inc. ("Smith Labs"), from September 1985 until May 1990 and was Acting President and Chief Executive Officer of Smith Labs from September 1985 to August 1989. Mr. Glavin is a director of Gish Biomedical Inc., Inhale Therapeutics, Inc. and the Meridian Fund. Mr. Glavin received his M.B.A. from Harvard Business School and his B.S. from Holy Cross College.

     Dennis J. Carlo, Ph.D., a co-founder of the Company, has been President and Chief Executive Officer since September 1994, and was Chief Operating Officer from April 1987 to September 1994 and Assistant Corporate Secretary and a Director since 1987. Dr. Carlo was Chief Scientific Officer from April 1987 to September 1995 and Executive Vice President from October 1987 to September 1994. From January 1982 to May 1987, Dr. Carlo was Vice President of Research and Development and Vice President of Therapeutic Manufacturing at Hybritech Incorporated, a biotechnology company that was acquired by Eli Lilly & Company ("Eli Lilly"), a pharmaceutical company, in 1986. From 1971 to 1981, Dr. Carlo held various positions at Merck & Co., Inc., including Director of Development and Basic Cellular Immunology and Director of Bacterial Vaccines and Immunology. Dr. Carlo is also a director of Vyrex Corporation. Dr. Carlo has authored or co-authored over 100 articles and abstracts in the field of immunology. Dr. Carlo received his Ph.D., M.S. and B.S. from Ohio State University.

     Paula B. Atkins has been Vice President, Administration of the Company since September 1992, and was Executive Director, Administration from June 1991 to September 1992, and Director, Administration from March 1988 to June 1991. From January 1985 to March 1988, Ms. Atkins was Director of Human Resources and Administration for Access Research Corporation. Ms. Atkins held positions previously with Foodmaker,

Inc., a wholly owned subsidiary of Ralston Purina, and Scripps Clinic and Research Foundation. Ms. Atkins received her M.S. and B.A. from San Diego State University.

     Steven W. Brostoff, Ph.D. has been Chief Scientific Officer since October 1995 and Vice President, Research and Development for the Company since May 1992, and was Executive Director of Autoimmune Disease Research from July 1988 to May 1992. From 1973 to 1988, Dr. Brostoff held various positions within the Medical University of South Carolina including: Director, University Research Development; Director, Medical Scientist Training Program; Director, Program in Molecular and Cellular Biology and Pathobiology; Professorships in Microbiology and Immunology, and in Neurology; and served as Associate Dean of the Graduate School. During his tenure at the University, Dr. Brostoff also served as a Visiting Scientist at Oxford University in the United Kingdom. Prior to this, Dr. Brostoff held positions with Albert Einstein College of Medicine, Merck Institute for Therapeutic Research, the Salk Institute, and the Eleanor Roosevelt Institute for Cancer Research. Dr. Brostoff received his Ph.D. and B.S. from the Massachusetts Institute of Technology.

     Charles J. Cashion has been Vice President, Finance and Chief Financial Officer of the Company since February 1989, Secretary of the Company since September 1989 and Treasurer of the Company since May 1991. From September 1987 to August 1989, Mr. Cashion was Executive Vice President and Secretary of Smith Labs and President and Chief Executive Officer of Sutter Corporation, a wholly owned subsidiary of Smith Labs. From 1980 to 1987, Mr. Cashion was Vice President, Chief Financial Officer and Treasurer of Smith Laboratories. Mr. Cashion previously held positions at Baxter International, Inc., and Motorola, Inc. Mr. Cashion received his M.B.A. and B.S. from Northern Illinois University.

     Fred C. Jensen, D.V.M. has served as Vice President, Virology Research and Development since May 1992 and was Executive Director, Virology Research from March 1988 to May 1992. From 1983 to 1987, Dr. Jensen was the Senior Vice President of Cytotech, Inc. From 1973 to 1982, Dr. Jensen served as an Associate Member with Scripps Clinic and Research Foundation in various scientific disciplines including Immunopathology and Cellular and Development Immunology. Prior to joining Scripps, Dr. Jensen worked with Wistar Institute and Microbiological Associates. Dr. Jensen received his D.V.M. from the University of BRNO, School of Veterinary Medicine in Czechoslovakia after completion of undergraduate studies.

     Steven P. Richieri, R.Ph. has served as Senior Vice President, Operations since October 1995, and was Vice President, Medical and Regulatory Affairs from May 1992 to October 1995, and Executive Director, Medical and Regulatory Affairs from October 1991 to May 1992. From 1984 to 1991, Mr. Richieri held various positions with Dura Pharmaceuticals, Inc. including Vice President, Regulatory and Technical Affairs. From 1981 to 1984, Mr. Richieri worked in Regulatory Affairs with Barnes Hind Inc., a subsidiary of Revlon, Inc. Prior to joining Barnes Hind Inc., Mr. Richieri worked as a Pharmacist in the medical community. Mr. Richieri received his M.B.A. from the University of San Diego and his B.S. from Rutgers College of Pharmacy.

     Kevin B. Kimberlin, a co-founder of the Company, has been a Director since 1986 and was Secretary of the Company from November 1986 to September 1989. He has been Chairman of the Board of Spencer Trask Holdings, Inc., an investment banking company, since July 1991 and President of St. James Capital Corp., an investment company, from July 1991 to June 1994.

     Gilbert S. Omenn, M.D., Ph.D. has been a Director since 1987, and has been Professor of Medicine and of Environmental Health and Dean of the School of Public Health and Community Medicine at the University of Washington, Seattle since 1982. He is a director of Rohm and Haas Company, Amgen Inc., Nutraceutix, Inc. and Ostex International, Inc.

     Melvin Perelman, Ph.D. became a Director in 1996, and was Executive Vice President of Eli Lilly and President of The Lilly Research Laboratories from 1986 to 1993 and a director of Eli Lilly from 1976 to 1993. He is a director of Inhale Therapeutics, Inc., DataChem Corporation, Cinergy Corporation and Immusol, Inc.

     John Simon, J.D., Ph.D. has been a Director since 1988, and has been Managing Director of Allen & Company Incorporated, an investment banking company, since 1972. He is a director of T Cell Sciences Incorporated, Neurogen Corporation and Lunn Industries, Inc.

     William M. Sullivan has been a Director since 1987, and was Chairman of the Board of Directors of the Company from March 1987 to May 1993; Chairman of the Board of Sparta Pharmaceuticals, Inc. since October 1991 and President and Chief Executive Officer from October 1991 to March 1996. He was Chairman of the Board, President and Chief Executive Officer of Burroughs Wellcome Co., from December 1981 to January 1986. He is a director of BioVentures, Inc., ProCyte Corporation and Research Corporation Technologies.

     Philip M. Young has been a Director since 1987, and has been General Partner of U.S. Venture Partners, a venture capital company, since April 1990. He is a director of Vical Incorporated, Zoran Corporation, FemRx, Inc., CardioThoracic Systems, Inc. and several privately held companies.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in the Underwriting Agreement, dated as of the date of this Prospectus, each of the underwriters of this offering (the "Underwriters") for whom Hanifen, Imhoff Inc., ("Hanifen") and Cruttenden Roth Incorporated are acting as representatives (the "Representatives"), have severally agreed to purchase the aggregate number of shares of Common Stock set forth opposite their respective names below:

                                UNDERWRITERS                                   NUMBER OF SHARES
- -----------------------------------------------------------------------------  ----------------
Hanifen, Imhoff Inc..........................................................
Cruttenden Roth Incorporated.................................................

                                                                                 -----------
  Total......................................................................      2,900,000
                                                                                 ===========

     The Underwriting Agreement provides that the obligations of the Underwriters to purchase shares of Common Stock are subject to the approval of certain legal matters by counsel and to certain conditions and that if any shares of Common Stock are purchased by Underwriters pursuant to the Underwriting Agreement all shares of Common Stock agreed to be purchased by the Underwriters must so be purchased. Bayer may purchase $4,000,000 of the Common Stock offered hereby at the public offering price. The Underwriters will not receive any underwriting discount on any such sales to Bayer.

     The Company has been advised that the Underwriters propose to offer shares of Common Stock offered hereby to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers (who may include the Underwriters) at such public offering price less a
concession not to exceed $          per share. The Underwriters or such selected
dealers may reallow a concession to certain other dealers not to exceed
$          per share. The Representatives have advised the Company that they do not expect the Underwriters to make sales to accounts over which any Underwriters exercise discretionary authority.

     The Company has granted to the Underwriters an option to purchase an additional 435,000 shares of Common Stock at the public offering price, less the same underwriting discount as set forth on the cover page of this Prospectus, solely to cover over-allotments. The option may be exercised at any time up to 30 days after the date of this Prospectus. To the extent the Underwriters exercise such option, each such Underwriter will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriters initial commitment.

     The Company, its directors and executive officers, and certain security holders of the Company have agreed that they will not offer to sell, sell or otherwise dispose of any shares of Common Stock not sold in this offering for a period of 90 days from the date of this Prospectus without the prior written consent of Hanifen, on behalf of the Underwriters.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1993, as amended (the "Securities Act"), or to contribute to payments the Underwriters may be required to make in respect of such liabilities. Certain of the Underwriters and selling group members (if any) that currently act as market makers for the Common Stock may engage in "passive market making" in the Common Stock on NNM in accordance with Rule 10b-6A under the Exchange Act. Rule 10b-6A permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also NNM market makers in the security being distributed to engage in limited market making transactions during the period when Rule 10b-6 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") would otherwise prohibit such activity. Rule 10b-6A prohibits underwriters and selling group members engaged in passive market making generally from entering a bid or effecting a purchase at a price that exceeds that highest bid for those securities displayed on NNM by a market maker that is not participating in the distribution. Under Rule 10b-6A, each underwriter or selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the securities to be distributed.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of Common Stock offered hereby are being passed upon for the Company by Pillsbury Madison & Sutro LLP, San Francisco, California. A partner of Pillsbury Madison & Sutro LLP owns 15,000 shares of Common Stock and holds an option to purchase 20,000 shares of Common Stock. Cooley Godward Castro Huddleson & Tatum, Boulder, Colorado and San Diego, California is acting as counsel for the Underwriters in connection with certain legal matters relating to the sale of the Common Stock offered hereby.

                                    EXPERTS

     The consolidated financial statements of The Immune Response Corporation at December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 incorporated by reference and appearing in this Prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference and appearing elsewhere herein, and are included in reliance upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION


     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C., as well as the regional offices of the Commission located at 400 West Madison Street, Chicago, Illinois, and 7 World Trade Center, New York, New York. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a site on the World Wide Web that contains reports, proxy and information statements and other information regarding the Company. The address for such site is http://www.sec.gov.


     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, as certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement, including all exhibits thereto, may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission, or may be examined without charge at the offices of the Commission described above.

                      DOCUMENTS INCORPORATED BY REFERENCE


     The following documents previously filed with the Commission are hereby incorporated by reference into this Prospectus: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1995 (File No. 0-18006), (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, and June 30, 1996, (iii) the Company's Current Report on Form 8-K dated July 8, 1996, (iv) the description of the Company's Common Stock contained with its Registration Statement on Form 8-A filed on March 30, 1990 and (v) the description of the Preferred Stock Purchase Rights for Series E Participating Preferred Stock, par value $.001, set forth in the Registration Statement on Form 8-A filed on March 4, 1992. All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering to which this Prospectus relates shall be deemed to be incorporated by reference into this Prospectus and to be part of this Prospectus from the date of filing thereof.


     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated herein modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, in its unmodified form, to constitute a part of this Prospectus or such Registration Statement. The Company will provide without charge to each person to whom a copy of the Prospectus has been delivered, and who makes a written or oral request, a copy of any and all of the information that has been incorporated by reference in the Registration Statement (other than exhibits unless such exhibits are specifically incorporated by reference therein). Requests should be submitted in writing or by telephone to Investor Relations, The Immune Response Corporation, at the Company's offices located at 5935 Darwin Court, Carlsbad, California, 92008, telephone (619) 431-7080.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                        THE IMMUNE RESPONSE CORPORATION


                                                                                        PAGE
                                                                                        -----
Report of Ernst & Young LLP, Independent Auditors.....................................    F-2
Consolidated Balance Sheets at December 31, 1994 and 1995 and June 30, 1996
  (unaudited).........................................................................    F-3
Consolidated Statements of Operations for each of the three years in the period ended
  December 31, 1995 and the six months ended June 30, 1995 and 1996 (unaudited).......    F-4
Consolidated Statements of Stockholders' Equity for each of the three years in the
  period ended December 31, 1995 and the six months ended June 30, 1996 (unaudited)...    F-5
Consolidated Statements of Cash Flows for each of the three years in the period ended
  December 31, 1995 and the six months ended June 30, 1995 and 1996 (unaudited).......    F-6
Notes to Consolidated Financial Statements............................................    F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
The Immune Response Corporation

     We have audited the accompanying consolidated balance sheets of The Immune Response Corporation as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Immune Response Corporation at December 31, 1994 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                                          ERNST & YOUNG LLP

San Diego, California
January 26, 1996, except for Note 5,

  as to which the date is June 5, 1996,


  Note 6, as to which the date is


  June 25, 1996 and Note 7, as to which


  the date is September 9, 1996

                        THE IMMUNE RESPONSE CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS


                                                          DECEMBER 31,
                                                  -----------------------------       JUNE 30,
                                                      1994             1995             1996
                                                  ------------     ------------     -------------
                                                                                     (UNAUDITED)
Current assets:
  Cash and cash equivalents (Note 1)............  $  1,792,082     $  1,462,676     $   4,295,163
  Short-term investments (Notes 1 and 2)........    57,535,982       43,147,633        33,020,842
  Other current assets..........................     1,295,150          963,762           617,732
                                                  ------------     ------------      ------------
          Total current assets..................    60,623,214       45,574,071        37,933,737
Property and equipment, net (Note 1)............     5,541,631        4,806,075         4,915,420
Deposits and other assets.......................       225,104           49,016            49,016
Investment in joint venture (Note 3)............     2,093,192               --                --
                                                  ------------     ------------      ------------
                                                  $ 68,483,141     $ 50,429,162     $  42,898,173
                                                  ============     ============      ============
                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..............................  $    507,378     $  1,158,194     $   1,828,134
  Accrued compensation..........................       313,612          386,311           517,480
  Deferred rent obligation (Note 4).............       444,396          443,853           428,877
  Debt and capital lease obligations............       132,132               --                --
                                                  ------------     ------------      ------------
          Total current liabilities.............     1,397,518        1,988,358         2,774,491
Commitments (Note 4)
Stockholders' equity (Note 5):
  Preferred stock, 5,000,000 shares authorized;
     none issued................................            --               --                --
  Common stock, $.0025 par value, 40,000,000
     shares authorized, 16,739,951, 16,788,704
     and 17,301,891 shares issued and
     outstanding at December 31, 1994 and 1995,
     and June 30, 1996, respectively............        41,850           41,972            43,255
  Additional paid-in capital....................   146,634,524      146,770,428       152,279,854
  Unrealized gain (loss) on available-for-sale
     securities (Note 2)........................      (609,847)         544,830           (50,573)
  Accumulated deficit...........................   (78,980,904)     (98,916,426)     (112,148,854)
                                                  ------------     ------------      ------------
          Total stockholders' equity............    67,085,623       48,440,804        40,123,682
                                                  ------------     ------------      ------------
                                                  $ 68,483,141     $ 50,429,162     $  42,898,173
                                                  ============     ============      ============


                            See accompanying notes.

                        THE IMMUNE RESPONSE CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                               SIX MONTHS ENDED
                                      YEAR ENDED DECEMBER 31,                      JUNE 30,
                             ------------------------------------------   ---------------------------
                                 1993           1994           1995           1995           1996
                             ------------   ------------   ------------   ------------   ------------
                                                                                  (UNAUDITED)
Revenues:
  Contract research revenue
     (Notes 3 and 6).......  $  4,767,729   $  6,035,497   $  1,561,314   $  1,477,414   $         --
  Licensed research revenue
     (Note 6)..............            --      1,000,000             --             --             --
                             ------------   ------------   ------------   ------------   ------------
                                4,767,729      7,035,497      1,561,314   $  1,477,414             --
Expenses:
  Research and
     development...........    11,853,582     13,511,238     19,488,531      8,527,038     12,769,285
  General and
     administrative........     4,119,409      5,608,238      3,684,252      1,986,182      1,786,542
                             ------------   ------------   ------------   ------------   ------------
                               15,972,991     19,119,476     23,172,783     10,513,220     14,555,827
Other revenue and expense:
  Investment income........     4,320,709      2,554,041      2,959,967      1,466,870      1,323,399
  Equity in operations of
     joint venture (Note
     3)....................    (8,853,341)    (7,869,556)    (1,284,020)    (1,284,020)            --
                             ------------   ------------   ------------   ------------   ------------
                               (4,532,632)    (5,315,515)     1,675,947        182,850      1,323,399
                             ------------   ------------   ------------   ------------   ------------
Net loss...................  $(15,737,894)  $(17,399,494)  $(19,935,522)  $ (8,852,956)  $(13,232,428)
                             ============   ============   ============   ============   ============
Net loss per share (Note
  1).......................  $      (0.95)  $      (1.05)  $      (1.19)  $      (0.53)  $      (0.78)
                             ============   ============   ============   ============   ============
Weighted average number
  of shares outstanding
  (Note 1).................    16,549,816     16,613,547     16,750,460     16,742,616     16,963,239
                             ============   ============   ============   ============   ============


                            See accompanying notes.

                        THE IMMUNE RESPONSE CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                             UNREALIZED
                                                                                GAIN
                                                                             (LOSS) ON
                                         COMMON STOCK        ADDITIONAL    AVAILABLE-FOR-                       TOTAL
                                     --------------------     PAID-IN           SALE         ACCUMULATED    STOCKHOLDERS'
                                       SHARES     AMOUNT      CAPITAL        SECURITIES        DEFICIT         EQUITY
                                     ----------   -------   ------------   --------------   -------------   -------------
Balance at December 31, 1992.......  16,523,977   $41,310   $146,378,274     $       --     $ (45,843,516)  $ 100,576,068
Issuance of common stock...........      41,498       104         76,669             --                --          76,773
Net loss...........................          --        --             --             --       (15,737,894)    (15,737,894)
                                     ----------   -------   ------------      ---------     -------------     -----------
Balance at December 31, 1993.......  16,565,475    41,414    146,454,943             --       (61,581,410)     84,914,947
Issuance of common stock...........     223,719       559        585,708             --                --         586,267
Shares redeemed by employee to
  exercise options.................     (49,243)     (123)      (406,127)            --                --        (406,250)
Adjustment to beginning balance for
  change in accounting method
  (Notes 1 and 2)..................          --        --             --         95,522                --          95,522
Change in unrealized gain (loss) on
  available-for-sale securities
  (Note 2).........................          --        --             --       (705,369)               --        (705,369)
Net loss...........................          --        --             --             --       (17,399,494)    (17,399,494)
                                     ----------   -------   ------------      ---------     -------------     -----------
Balance at December 31, 1994.......  16,739,951    41,850    146,634,524       (609,847)      (78,980,904)     67,085,623
Issuance of common stock...........      48,753       122        135,904             --                --         136,026
Change in unrealized gain (loss) on
  available-for-sale securities
  (Note 2).........................          --        --             --      1,154,677                --       1,154,677
Net loss...........................          --        --             --             --       (19,935,522)    (19,935,522)
                                     ----------   -------   ------------      ---------     -------------     -----------
Balance at December 31, 1995.......  16,788,704    41,972    146,770,428        544,830       (98,916,426)     48,440,804
Issuance of common stock in stock
  transaction (Note 5)
  (unaudited)......................     333,334       833      4,999,167             --                --       5,000,000
Issuance of common stock
  (unaudited)......................     179,853       450        510,259             --                --         510,709
Change in unrealized gain (loss) on
  available-for-sale securities
  (Note 2) (unaudited).............          --        --             --       (595,403)               --        (593,403)
Net loss (unaudited)...............          --        --             --             --       (13,232,428)    (13,232,428)
                                     ----------   -------   ------------      ---------     -------------     -----------
Balance at June 30, 1996
  (unaudited)......................  17,301,891   $43,255   $152,279,854     $  (50,573)    $(112,148,854)  $  40,123,682
                                     ==========   =======   ============      =========     =============     ===========


                            See accompanying notes.

                        THE IMMUNE RESPONSE CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                   SIX MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                           JUNE 30,
                                          ----------------------------------------------     ----------------------------
                                              1993             1994             1995            1995             1996
                                          ------------     ------------     ------------     -----------     ------------
                                                                                                     (UNAUDITED)
Operating activities:
  Net loss..............................  $(15,737,894)    $(17,399,494)    $(19,935,522)    $(8,852,956)    $(13,232,428)
  Adjustments to reconcile net loss to
    net cash used by operating
    activities:
    Depreciation and amortization.......     1,187,605        1,266,412        1,038,312         550,059          407,727
    Equity in operations of joint
      venture...........................     8,853,341        7,869,556        1,284,020       1,284,020               --
    Write down of value of land.........            --               --          372,044              --               --
    Deferred rent expense...............        52,395           28,867             (543)           (543)         (14,976)
    Changes in operating assets and
      liabilities:
      Research contract receivable from
         a related party................       374,419       (2,308,776)      (1,199,390)     (1,199,390)              --
      Other current assets..............       440,921         (373,168)         331,388         566,107          346,030
      Accounts payable..................      (717,978)          12,066          650,816         522,873          669,940
      Accrued compensation..............       142,051              396           72,699          58,997          131,169
                                          ------------     ------------     ------------     -----------      -----------
         Net cash used by operating
           activities...................    (5,405,140)     (10,904,141)     (17,386,176)     (7,070,833)     (11,692,538)
Investing activities:
  Liquidation of short-term investments,
    net.................................    15,628,332       15,897,397       15,543,026       6,151,857        9,531,388
  Purchase of property and equipment....      (910,496)        (747,216)        (442,655)       (158,879)        (517,072)
  Net proceeds from sale of equipment...            --        1,458,628        1,948,305       1,948,305               --
  Investment in joint venture...........    (8,500,000)      (5,000,000)              --              --               --
  Other assets..........................            --               --            4,200           4,200               --
                                          ------------     ------------     ------------     -----------      -----------
         Net cash provided from
           investing activities.........     6,217,836       11,608,809       17,052,876       7,945,483        9,014,316
Financing activities:
  Proceeds from sale of common stock
    (Note 5)............................            --               --               --              --        5,000,000
  Net proceeds from exercise of stock
    options.............................        76,773          180,017          136,026           4,345          510,709
  Payments on debt and capital lease
    obligations.........................      (263,749)        (408,495)        (132,132)        (75,880)              --
                                          ------------     ------------     ------------     -----------      -----------
         Net cash provided from (used
           by) financing activities.....      (186,976)        (228,478)           3,894         (71,535)       5,510,709
                                          ------------     ------------     ------------     -----------      -----------
Net increase (decrease) in cash and cash
  equivalents...........................       625,720          476,190         (329,406)        803,115        2,832,487
Cash and cash equivalents at beginning
  of period.............................       690,172        1,315,892        1,792,082       1,792,082        1,462,676
                                          ------------     ------------     ------------     -----------      -----------
Cash and cash equivalents at end of
  period................................  $  1,315,892     $  1,792,082     $  1,462,676     $ 2,595,197     $  4,295,163
                                          ============     ============     ============     ===========      ===========
Supplemental disclosure of noncash
  investing and financing activities:
  Equipment received from liquidation of
    joint venture (Note 3)..............  $         --     $         --     $  2,008,562     $ 2,008,562     $         --
                                          ============     ============     ============     ===========      ===========


                            See accompanying notes.

                        THE IMMUNE RESPONSE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         (INFORMATION AS OF JUNE 30, 1996, AND FOR THE SIX MONTHS ENDED


                     JUNE 30, 1995 AND 1996, IS UNAUDITED)


1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

  Organization


     The Immune Response Corporation (the "Company"), a Delaware corporation, is a biopharmaceutical company with proprietary technologies in four core areas:
Human Immunodeficiency Virus ("HIV"), autoimmune disease, gene therapy and cancer. The Company is conducting clinical trials for potential immune-based therapies for HIV, psoriasis, rheumatoid arthritis, multiple sclerosis and colon cancer, and preclinical studies for brain and prostate cancers. The Company has potential gene therapies in preclinical studies for cardiovascular disease, hemophilia and hepatitis. The Company intends to retain ownership of its core technologies and to license selected applications.


     The Company's products are in various stages of development. Substantially all of the Company's revenues to date were derived from its research and development agreements with two pharmaceutical collaborators, though the Company currently has no collaborations that will provide future revenue. Prior to generating product revenues, the Company must complete the development of its products, including several years of human clinical testing, and receive regulatory approvals prior to selling these products in the human health care market. No assurance can be given that the Company's products will be successfully developed, regulatory approvals will be granted, or patient and physician acceptance of these products will be achieved.

     The Company faces additional risks associated with biopharmaceutical companies whose products are in various stages of development. These risks include, among others, the Company's need for additional financing to complete its research and development programs and commercialize its technologies. There is no assurance such financing will be available to the Company when required or that such financing would be available under favorable terms.

     The Company believes that patents and other proprietary rights are important to its business. The Company's policy is to file patent applications to protect technology, inventions and improvements to its inventions that are considered important to the development of its business. The patent positions of pharmaceutical and biotechnology firms, including the Company, are uncertain and involve complex legal and factual questions for which important legal principles are largely unresolved.

  Interim Financial Information


     The financial statements at June 30, 1996 and for the six months ended June 30, 1995 and 1996 are unaudited. These financial statements reflect all adjustments, consisting of only normal recurring adjustments which, in the opinion of management, are necessary to fairly present the financial position as of June 30, 1996, and the results of operations for the six months ended June 30, 1995 and 1996. The results of operations for the six months ended June 30, 1996 are not necessarily indicative of the results to be expected for the year ending December 31, 1996.


  Principles of consolidation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

  Net loss per share

     Net loss per share is computed using the weighted average number of common shares outstanding during the period.

                        THE IMMUNE RESPONSE CORPORATION

         (INFORMATION AS OF JUNE 30, 1996, AND FOR THE SIX MONTHS ENDED


                     JUNE 30, 1995 AND 1996, IS UNAUDITED)


  New Accounting Standard

     During the first quarter of 1996, the Company adopted the provisions of Statement of Financial Accounting Standards ("FAS") No. 123, "Accounting for Stock-Based Compensation." FAS 123 establishes and encourages the use of the fair value based method of accounting for stock-based compensation arrangements, under which compensation is determined using the fair value of stock-based compensation determined as of the grant date, and is recognized over the periods in which the related services are rendered. The statement also permits companies to elect to continue using the current implicit value accounting method specified in Accounting Principles Board Opinion ("APB") No. 25 to account for stock-based compensation and to disclose the effects of the fair value based method on a pro forma basis. The Company has elected to continue to account for stock-based compensation arrangement using the current implicit value method specified in APB No. 25. Pro forma disclosures reflecting the effects of the fair value based method of accounting are not required for interim reporting purposes.

  Cash, cash equivalents and short-term investments

     Cash and cash equivalents consist of cash and time deposits with original maturities of less than three months. Short-term investments are stated at market.

  Concentration of credit risk

     The Company invests its excess cash in U.S. Government securities and money market accounts. The Company has established guidelines relative to diversification and maturities that maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates.

  Property and equipment

     Property and equipment is stated at cost and is depreciated or amortized over the estimated useful lives of the assets (five to seven years) or the lease term using the straight-line method. During 1995, the Company adopted Statement of Financial Accounting Standards (FAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." In accordance with FAS 121, prior period financial statements have not been restated to reflect the change in accounting principle. In 1995, the Company decreased the value of a parcel of land by $372,044, to its estimated net realizable value. Property and equipment consists of the following:


                                                         DECEMBER 31,
                                                  ---------------------------      JUNE 30,
                                                     1994            1995            1996
                                                  -----------     -----------     -----------
                                                                                  (UNAUDITED)
    Furniture and fixtures......................  $   794,864     $   889,843     $ 1,004,160
    Equipment...................................      682,067         778,120         997,832
    Leasehold improvements......................    4,953,808       5,205,431       5,388,474
    Land........................................    1,392,044              --              --
                                                  -----------     -----------     -----------
                                                    7,822,783       6,873,394       7,390,466
    Less accumulated depreciation and
      amortization..............................   (2,281,152)     (3,087,319)     (3,495,046)
                                                  -----------     -----------     -----------
                                                    5,541,631       3,786,075       3,895,420
    Land held for sale..........................           --       1,020,000       1,020,000
                                                  -----------     -----------     -----------
                                                  $ 5,541,631     $ 4,806,075     $ 4,915,420
                                                  ===========     ===========     ===========

                        THE IMMUNE RESPONSE CORPORATION

         (INFORMATION AS OF JUNE 30, 1996, AND FOR THE SIX MONTHS ENDED


                     JUNE 30, 1995 AND 1996, IS UNAUDITED)


  Income taxes

     All income tax amounts have been computed in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this statement, the liability method is used to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax base of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences reverse.

2. SHORT-TERM INVESTMENTS

     Short-term investments consist of treasury securities with maturities of more than three months. The Company has classified all of its investments as available-for-sale securities. The following table summarizes available-for-sale securities:


                                                          AVAILABLE-FOR-SALE SECURITIES
                                               ---------------------------------------------------
                                                               GROSS        GROSS
                                                             UNREALIZED   UNREALIZED    ESTIMATED
                                                  COST         GAINS        LOSSES     FAIR VALUE
                                               -----------   ----------   ----------   -----------
    DECEMBER 31, 1995
    U.S. Government Securities...............  $42,602,803    $ 544,830    $      --   $43,147,633
                                               ===========     ========     ========   ===========
    JUNE 30, 1996
    U.S. Government Securities...............  $33,071,415    $  89,533    $ 140,106   $33,020,842
                                               ===========     ========     ========   ===========


     The net realized losses on sales of available-for-sale securities totaled $11,400 for the year ended December 31, 1995.

     The amortized cost and estimated fair value of available-for-sale securities at December 31, 1995, by contractual maturity, are shown below:

                                                                                 ESTIMATED
                                                                   COST         FAIR VALUE
                                                                -----------     -----------
    Due in one year or less...................................  $15,424,032     $15,608,250
    Due after one year through three years....................   27,178,771      27,539,383
                                                                -----------     -----------
                                                                $42,602,803     $43,147,633
                                                                ===========     ===========

3. INVESTMENT IN JOINT VENTURE

     Immunization Products Limited (the "Joint Venture"), a joint venture between the Company and Rhone-Poulenc Rorer Inc., was formed to develop, manufacture and market in the United States, Canada and Puerto Rico certain products related to the diagnosis and treatment of human immunodeficiency virus infection. The Joint Venture also acquired the rights to develop, manufacture and market REMUNE(TM) (formerly known as the HIV-1 Immunogen) in certain European, African, Central American and South American countries.

     In March 1995, the Company regained all manufacturing, marketing and distribution rights for REMUNE from Rhone-Poulenc Rorer. The Company also assumed control and responsibility for the Joint Venture's manufacturing facility. Neither the Company nor Rhone-Poulenc Rorer received any consideration from the Joint Venture for amounts payable to such partner, and neither party has any further obligations to provide capital to the Joint Venture. The Company agreed to pay Rhone-Poulenc Rorer up to $3 million in royalties on future commercial sales of REMUNE, or upon certain transactions involving licensing rights to REMUNE to a

                        THE IMMUNE RESPONSE CORPORATION

         (INFORMATION AS OF JUNE 30, 1996, AND FOR THE SIX MONTHS ENDED


                     JUNE 30, 1995 AND 1996, IS UNAUDITED)


future corporate partner. Rhone-Poulenc Rorer will provide no further funding for the development of REMUNE.

4. COMMITMENTS

     The Company leases its offices, research facility and certain office and laboratory equipment under operating lease agreements. The equipment lease agreements require monthly payments through September 1998. The office and research facility lease agreement, which commenced in January 1991, is for a term of ten years, with two five-year options to extend. In connection with this lease, the Company received certain deferred payment terms and the minimum annual rent is subject to certain annual increases. Rent is being expensed on a straight-line basis over the term of the lease. Deferred rent reflected in the accompanying balance sheet represents the difference between rent expense accrued and amounts actually paid under the terms of the lease.

     At December 31, 1995, future minimum rental payments due under the Company's noncancellable operating leases are as follows:

                                   YEAR ENDING
                                  DECEMBER 31,
                                  -------------
                      1996...................................  $3,136,000
                      1997...................................   2,106,000
                      1998...................................   1,039,000
                      1999...................................     806,000
                      2000...................................     835,000
                                                               ----------
                                                               $7,922,000
                                                               ==========

     Total rent expense for the years ended December 31, 1995, 1994 and 1993 was $2.5 million, $1.3 million and $1.3 million, respectively.

5. STOCKHOLDERS' EQUITY

  Stock transaction

     In April 1996, the Company received $5 million from Trinity Medical Group Co., Ltd. ("Trinity") of Bangkok, Thailand for the purchase of the Company's common stock at $15 per share. Trinity has also agreed to make additional equity investments of up to $10 million based on the achievement of certain regulatory and commercial milestones and governmental approvals.

  Stock options

     The Company has established various stock option plans to grant options to purchase common stock to employees and non-employee directors of the Company and certain other individuals. The plans authorize the Company to issue or grant qualified and non-qualified options to purchase up to 4,773,794 shares of its common stock.

     Under the terms of the 1989 Stock Plan, options may be granted at not less than 100% and 85% of fair market value as of the date of grant for qualified and non-qualified options, respectively. To date, all options have been issued at 100% of fair market value. These options primarily become exercisable over a four year period from the date of grant.

                        THE IMMUNE RESPONSE CORPORATION

         (INFORMATION AS OF JUNE 30, 1996, AND FOR THE SIX MONTHS ENDED


                     JUNE 30, 1995 AND 1996, IS UNAUDITED)


     During April 1995, the Company offered holders of stock options issued under the 1989 Stock Plan, with the exception of members of the Board of Directors, the opportunity to exchange an issued stock option for a new stock option on a one-for-one basis on April 19, 1995. The new stock option price per share of $3.25 exceeded the market value of the Company's stock on that day. The stock options will continue the vesting schedule of the exchanged stock options, although no part of the new stock option will be exercisable for one year, regardless of the exchanged stock option's vesting schedule. Of the 2,305,885 eligible stock options, 2,213,581 were exchanged for new options.

     The 1990 Directors' Stock Option Plan provides for the Company to issue or grant non-qualified options to purchase up to 650,000 common shares to its non-employee directors. Under the terms of the plan, options will be granted at the fair market value as of the date of grant. These options become exercisable in four equal annual installments on each of the first four anniversaries of the date of grant. Additionally, the 1990 Directors' Stock Option Plan provides that upon each date of the Company's Annual Meeting of the Stockholders, non-employee directors are eligible to receive a grant of 6,250 shares at the fair market value on date of grant, with a one-year vesting schedule.

     Activity with respect to the various stock plans is summarized as follows:


                                                         SHARES          STOCK
                                                       AVAILABLE        OPTIONS           PRICE
                                                       FOR GRANT      OUTSTANDING         RANGE
                                                       ----------     -----------     -------------
Balance at December 31, 1992.........................     576,628      2,348,428      $ .59 - 39.25
  Additional authorization...........................     600,000             --           --
  Granted............................................    (529,375)       529,375       9.50 - 18.75
  Exercised..........................................          --        (40,948)       .77 - 10.50
  Cancelled..........................................      99,940        (99,940)      1.50 - 33.00
                                                        ---------      ---------
Balance at December 31, 1993.........................     747,193      2,736,915        .59 - 39.25
  Additional authorization...........................     800,000             --           --
  Granted............................................  (1,668,950)     1,668,950       7.00 - 12.25
  Exercised..........................................          --       (223,469)       .77 - 10.50
  Cancelled..........................................     984,117       (984,117)      1.50 - 39.25
                                                        ---------      ---------
Balance at December 31, 1994.........................     862,360      3,198,279        .59 - 39.25
  Additional authorization...........................     200,000             --           --
  Granted............................................    (637,578)       637,578       2.75 -  7.13
  Exercised..........................................          --        (48,303)       .77 -  5.38
  Cancelled..........................................     185,773       (185,773)      3.25 - 33.00
                                                        ---------      ---------
Balance at December 31, 1995.........................     610,555      3,601,781        .59 - 18.25
  Additional authorization...........................     500,000             --                 --
  Granted............................................    (564,073)       564,073       5.00 - 11.75
  Exercised..........................................          --       (179,653)       .59 -  6.75
  Cancelled..........................................      57,664        (57,664)      3.25 - 10.25
                                                        ---------      ---------
Balance at June 30, 1996.............................     604,146      3,928,537        .59 - 18.25
                                                        =========      =========
Options exercisable at December 31, 1995.............                    896,170        .59 - 18.25
                                                                       =========
Options exercisable at June 30, 1996.................                  2,695,159        .77 - 18.25
                                                                       =========

                        THE IMMUNE RESPONSE CORPORATION

         (INFORMATION AS OF JUNE 30, 1996, AND FOR THE SIX MONTHS ENDED
                     JUNE 30, 1995 AND 1996, IS UNAUDITED)


     At December 31, 1995, an additional 1,375,279 stock options would have been exercisable had such options not been restricted by the terms of the repricing agreement.



     At June 30, 1996, 4,532,683 shares of common stock were reserved for the exercise of stock options.


     In May 1996, the Company's stockholders approved a 500,000 share increase in the number of shares authorized for issuance under the 1989 Stock Plan.

  Stockholder rights plan

     The Company has a Stockholder Rights Plan that provides for the distribution of a preferred stock purchase right (a "Right") as a dividend for each share of the Company's common stock of record held at the close of business on March 12, 1992, as well as all future stock issuances. Under certain conditions involving an acquisition by any person or group of 15% or more of the common stock, the Rights permit the holders (other than the 15% holder) to purchase the Company's common stock at a 50% discount upon payment of an exercise price of $150 per Right. In addition, in the event of certain business combinations, the Rights permit the purchase of the common stock of an acquiror at a 50% discount. Under certain conditions, the Rights may be redeemed by the Board of Directors in whole, but not in part, at a price of $.01 per Right. The Rights have no voting privileges and are attached to and automatically trade with the Company's common stock. The Rights expire February 26, 2002.

6. LICENSED RESEARCH REVENUE

     In June 1994, the Company licensed exclusive rights to its proposed hepatitis B antisense treatment to Chugai Pharmaceutical Company, Ltd. ("Chugai") for use in Japan, China, South Korea and Taiwan. Chugai will be responsible for research and development efforts in these countries. In July 1994, the Company received a $1 million licensing fee from Chugai. The Company also received research and development funding in 1994 and 1995 from Chugai. During June 1996, Chugai gave the Company notice of termination of this agreement.


7. SUBSEQUENT EVENT



     In July 1996, Immune Response entered into an agreement with Bayer Corporation ("Bayer"), the United States affiliate of Bayer AG of Leverkusen, Germany, to develop gene therapy products for the treatment of hemophilia A, a hereditary blood clotting disorder. Bayer made an initial license payment of $6 million upon signing this agreement. Bayer has also indicated that it may purchase $4 million of Immune Response Common Stock in the Company's next public offering. In addition, during the term of the agreement, the Company will also receive research funding from Bayer for Immune Response's hemophilia A program and may receive milestone payments and royalties on future sales, if a product is developed and commercialized. In July 1996, the Company received $1 million as its first research payment under the agreement. Under the agreement, Bayer is responsible for all medical and regulatory activities associated with developing any potential hemophilia A products, and will also be responsible for commercial-scale manufacturing and commercialization of any such product developed. The agreement provides Bayer with a worldwide license to the Company's GeneDrug technology for the delivery of the Factor VIII gene and the option to enter into negotiations with the Company to use this technology to treat other blood coagulation disorders.

                        THE IMMUNE RESPONSE CORPORATION

         (INFORMATION AS OF JUNE 30, 1996, AND FOR THE SIX MONTHS ENDED


                     JUNE 30, 1995 AND 1996, IS UNAUDITED)



8. INCOME TAXES


     At December 31, 1995, the Company had federal and California tax net operating loss carryforwards of approximately $74.5 million and $19.5 million, respectively. The difference between the federal and California tax loss carryforwards is primarily attributable to capitalized research and development expenses for California and the 50% limitation of California loss carryforwards. The federal tax loss carryforwards will begin expiring in 2002, unless previously utilized, while the California tax loss carryforwards began to expire in 1995. The Company also has federal and California research and development tax credit carryforwards of $3.4 million and $1.1 million, respectively, which begin expiring in 2002 unless previously utilized.

     Pursuant to Internal Revenue Code Sections 382 and 383, annual use of the Company's net operating loss and credit carryforwards will be limited because of a cumulative change in ownership of more than 50% which occurred during 1992. However, the Company does not believe such change will have a material impact upon the utilization of these carryforwards. Included in the federal loss carryforwards are approximately $4.4 million of acquired net operating loss carryforwards that can only be used to the extent of the separate taxable income of the acquired company.

     The components of the Company's deferred tax assets as of December 31, 1995 and 1994 are as follows:

                                                                  DECEMBER 31,
                                                          -----------------------------
                                                              1994             1995
                                                          ------------     ------------
        Net operating loss carryforwards................  $ 19,400,000     $ 26,500,000
        Unused research and development credits.........     3,500,000        4,500,000
        Capitalized research and development............     1,100,000        1,100,000
        Other...........................................       100,000        1,500,000
                                                          ------------     ------------
                                                            24,100,000       33,600,000
        Valuation allowance.............................   (24,100,000)     (33,600,000)
                                                          ------------     ------------
                                                          $         --     $         --
                                                          ============     ============

Approximately $2.3 million of the valuation allowance at December 31, 1995 relates to benefits of stock options which, when recognized, will be allocated directly to stockholders' equity.

                        THE IMMUNE RESPONSE CORPORATION

         (INFORMATION AS OF JUNE 30, 1996, AND FOR THE SIX MONTHS ENDED


                     JUNE 30, 1995 AND 1996, IS UNAUDITED)



9. QUARTERLY RESULTS (UNAUDITED)


     The following unaudited quarterly financial information includes, in management's opinion, all normal and recurring adjustments necessary to fairly state the Company's consolidated results of operations and related information for the periods presented. Net loss per share has been computed using the weighted average shares outstanding during each quarter.

                                                        1ST         2ND         3RD         4TH
                                                      QUARTER     QUARTER     QUARTER     QUARTER
                                                      -------     -------     -------     -------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
1995
Contract research revenue...........................  $ 1,311     $   125     $    --     $   125
Operating expenses..................................   (5,184)     (5,288)     (5,982)     (6,719)
                                                      -------     -------     -------     -------
Loss from operations................................   (3,873)     (5,163)     (5,982)     (6,594)
Other income (expense)..............................     (628)        811         785         708
                                                      -------     -------     -------     -------
Net loss............................................  $(4,501)    $(4,352)    $(5,197)    $(5,886)
                                                      =======     =======     =======     =======
Net loss per share..................................  $ (0.27)    $ (0.26)    $ (0.31)    $ (0.35)
                                                      =======     =======     =======     =======
1994
Licensed research revenue...........................  $    --     $    --     $ 1,000     $    --
Contract research revenue with a related party......    1,240       1,395       1,461       1,766
Other contract research revenue.....................       --          --         125          48
                                                      -------     -------     -------     -------
                                                        1,240       1,395       2,586       1,814
Operating expenses..................................   (4,375)     (5,567)     (4,511)     (4,666)
                                                      -------     -------     -------     -------
Loss from operations................................   (3,135)     (4,172)     (1,925)     (2,852)
Other expenses......................................   (1,497)     (1,125)     (1,337)     (1,357)
                                                      -------     -------     -------     -------
Net loss............................................  $(4,632)    $(5,297)    $(3,262)    $(4,209)
                                                      =======     =======     =======     =======
Net loss per share..................................  $ (0.28)    $ (0.32)    $ (0.20)    $ (0.25)
                                                      =======     =======     =======     =======

                          ------------------------------------------------------
                          ------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE COMMON STOCK TO WHICH IT RELATES, OR AN OFFER IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AT ANYTIME AFTER THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                       ------
Prospectus Summary.....................      3
Risk Factors...........................      6
Use of Proceeds........................     13
Price Range of Common Stock and
  Dividend Policy......................     13
Capitalization.........................     14
Dilution...............................     15
Selected Consolidated Financial Data...     16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................     17
Business...............................     20
Management.............................     35
Underwriting...........................     38
Legal Matters..........................     39
Experts................................     39
Available Information..................     39
Documents Incorporated by Reference....     40
Index to Consolidated Financial
  Statements...........................    F-1


- ------------------------------------------------------
- ------------------------------------------------------
                          ------------------------------------------------------
                          ------------------------------------------------------

                                2,900,000 Shares

                                      LOGO

                        THE IMMUNE RESPONSE CORPORATION

                                  Common Stock
                            ------------------------
                                   PROSPECTUS
                            ------------------------
                              HANIFEN, IMHOFF INC.

                                CRUTTENDEN ROTH
                                  INCORPORATED
                                          , 1996

                          ------------------------------------------------------
                          ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following tables set forth the various expenses in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission ("SEC") registration fee, the National Association of Securities Dealers, Inc. ("NASD") filing fee and the Nasdaq National Market ("NNM") listing fee.


                                                                                     AMOUNT
                                                                                    --------
    SEC registration fee..........................................................  $ 13,877
    NASD fee......................................................................     4,412
    Blue Sky fees and expenses....................................................    10,000
    Accounting fees and expenses..................................................    50,000
    Legal fees and expenses.......................................................   110,000
    Printing and engraving........................................................    75,000
    Registrar and transfer agent's fees...........................................    10,000
    NNM listing fee...............................................................    17,500
    Miscellaneous fees and expenses...............................................     9,211
                                                                                    --------
         Total....................................................................  $300,000
                                                                                    ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law (the "Delaware GCL") permits the Company's board of directors to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his being or having been a director, officer, employee or agent of the Company, in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). The Delaware GCL provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

     Article VII of the Company's Restated Certificate of Incorporation and
Article V of the Company's Bylaws provide for indemnification of the Company's directors, officers, employees and other agents to the maximum extent permitted by law.

     As permitted by Sections 102 and 145 of the Delaware GCL, the Company's Restated Certificate of Incorporation eliminates a director's personal liability for monetary damages to the Company and its stockholders arising from a breach or alleged breach of such director's fiduciary duty, except for liability under
Section 174 of the Delaware GCL or liability for any breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or for any transaction which the director derived an improper personal benefit. In addition, the Company has entered into separate indemnification agreements with its directors and officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

     The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the Underwriters of the Registrant, its directors and officers, and by the Registrant of the Underwriters, for certain liabilities arising under the Act and affords certain rights of contribution with respect thereto.

ITEM 16. EXHIBITS


EXHIBIT NO.                                 DESCRIPTION OF DOCUMENT
- -----------     --------------------------------------------------------------------------------
     1.1*       Form of Underwriting Agreement.
     5.1        Opinion of Pillsbury Madison & Sutro LLP.
    23.1        Consent of Ernst & Young LLP, independent auditors.
    23.2        Consent of Pillsbury Madison & Sutro LLP (included in Exhibit 5.1).
    24.1*       Power of Attorney.


- ---------------
 * Previously filed.


ITEM 17. UNDERTAKINGS


     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Company hereby undertakes that:

     (1) For purposes of determining liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Company pursuant to Rule 424 (b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and it has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized on September 10, 1996.


                                          THE IMMUNE RESPONSE CORPORATION

                                          By:      /s/  DENNIS J. CARLO

                                            ------------------------------------
                                                      Dennis J. Carlo,
                                               President and Chief Executive
                                                           Officer

     Pursuant to the requirements of the Securities Exchange Act of 1934, this Amendment to Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


                   SIGNATURE                              TITLE                    DATE
- -----------------------------------------------  -----------------------    -------------------
             /s/  JAMES B. GLAVIN*
- -----------------------------------------------  Chairman of the Board       September 10, 1996
                James B. Glavin                  of Directors
             /s/  DENNIS J. CARLO
- -----------------------------------------------  President, Chief            September 10, 1996
                Dennis J. Carlo                  Executive Officer, and
                                                 Director
            /s/  CHARLES J. CASHION
- -----------------------------------------------  Vice President,             September 10, 1996
              Charles J. Cashion                 Finance,
                                                 Chief Financial Officer
                                                 Secretary and Treasurer
           /s/  KEVIN B. KIMBERLIN*
- -----------------------------------------------  Director                    September 10, 1996
              Kevin B. Kimberlin
            /s/  GILBERT S. OMENN*
- -----------------------------------------------  Director                    September 10, 1996
               Gilbert S. Omenn
             /s/  MELVIN PERELMAN*
- -----------------------------------------------  Director                    September 10, 1996
                Melvin Perelman
               /s/  JOHN SIMON*
- -----------------------------------------------  Director                    September 10, 1996
                  John Simon
           /s/  WILLIAM M. SULLIVAN*
- -----------------------------------------------  Director                    September 10, 1996
              William M. Sullivan
             /s/  PHILIP M. YOUNG*
- -----------------------------------------------  Director                    September 10, 1996
                Philip M. Young
*By:         /s/  CHARLES J. CASHION
- -----------------------------------------------
              Charles J. Cashion,
               Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT NO.                             DESCRIPTION OF DOCUMENT                          PAGE NO.
- -----------      ----------------------------------------------------------------------  --------
     1.1*        Form of Underwriting Agreement.
     5.1         Opinion of Pillsbury Madison & Sutro LLP.
    23.1         Consent of Ernst & Young LLP, Independent Auditors.
    23.2         Consent of Pillsbury Madison & Sutro LLP (included in Exhibit 5.1).
    24.1*        Power of Attorney.


- ---------------

 * Previously filed.

                                   APPENDIX 1

                  DESCRIPTION OF GRAPHICS AND IMAGE MATERIALS

Inside Front Cover

Graphic 1: The top left of the illustration entitled REMUNE-HIV THERAPY depicts an arrow beginning with the injection of REMUNE into a human torso profile. The bottom left of the illustration depicts an arrow labeled anti-viral drugs. The two arrows merge in the middle of the illustration which depicts an HIV-infected cell being affected by an anti-HIV cell and the anti-viral drug particles. The right portion of the illustration depicts a dead cell and non-infectious virus particles with the intended end result of slowing down the infection.

Graphic 2: The illustration entitled AUTOIMMUNE DISEASE TECHNOLOGY is a circular sequence of events depicting the withdrawal of autoreactive T cells from the knee of a full body human profile, the sequencing of T cell receptor genes and ending with a needle containing TCR Peptide vaccine pointing at the arm of the human.

Graphic 3: The illustration entitled GENE THERAPY TECHNOLOGY depicts a box with a negative charge surrounding it entitled "Gene" containing a DNA strand which is next to a box with a positive charge surrounding it entitled "Linker" containing a poly-L-lysine. The Linker box is attached to a third box entitled "Targeting Agent" containing an asialoglycoprotein which is shown plugging into a socket entitled "Hepatocyte Receptor" which is indicated to be part of a liver cell.

Graphic 4: The left illustration entailed CANCER TREATMENTS depicts a tumor surrounded by a ring with arrows identified as TGF-B apparently deflecting T cells. The middle illustration indicates the tumor cell has been altered by the removal of the TGF-B ring and the apparent recognition of the tumor by the T Cells. The right illustration depicts the shrinking of the tumor cells in the brain of a human head.


Page 20


Chart: The left of the chart lists the various treatments of the Company and the current status or next expected event. The remainder of the chart indicates whether the treatment under development is in Preclinical, Phase I, Phase II or Phase III.